INVESTOR DISCLOSURE PACKET

Platform USA LLC

(a Delaware limited liability company)

$1,000,000

Limited Liability Company Interests

Platform USA LLC

Platform USA Manager, LLC

3232 Georgia Avenue, NW

Suite 100

Washington, DC 20010

March 4, 2022

TABLE OF CONTENTS

FORM C

Required Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	Platform USA LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Delaware
Date Company Was Formed (from the Company's Certificate of Incorporation)	December 7, 2020
Kind of Entity (Check One)	_____ Corporation __X__ Limited liability company _____ Limited Partnership
Street Address	3232 Georgia Avenue, NW Suite 100 Washington, DC 20010
Website Address	https://www.platforms-usa.com

Company Instructions

A company may create a separate entity to raise money in an offering, so that investors are investing in the separate entity rather than in the company itself. The result is that the company itself will have only one investor – the SPV – added to its cap table rather than all the individual investors in the offering. An SPV of this kind is subject to special rules and limitations.

Will the Company use a special purpose vehicle (SPV) in this offering?

YES _____

NO _____X_____

§227.201(b) – Directors and Officers of the Company

Company Instructions

This question asks for information about each person who is an officer and director of the Company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

- Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
- If your Company is a limited liability company, include any individual who is a manager or an officer. If your LLC is managed by its members, include all members.
- If your Company is a general partnership, include any individual who is a general partner or an officer.
- Include officers and directors of the SPV if you are using one (and if they are different).

Person #1

Name	Adrian Washington	
All positions with the Company and How Long for Each Position	**Position:** Managing member of the Manager, Platform USA Manager, LLC	**How Long:** Since inception
Business Experience During Last Three Years (Brief Description)	30+ years of experience in urban real estate development, construction, and management, CEO of real estate development company, Neighborhood Development Company	
Principal Occupation During Last Three Years	CEO of Neighborhood Development Company	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:**	**Business:**

Person #2

Name	Alex Shewchuk	
All positions with the Company and How Long for Each Position	**Position:** Chief Operating Officer	**How Long:** Since inception
Business Experience During Last Three Years (Brief Description)	25+ years of experience in urban real estate development, start-ups, and technology, VP of Finance of University venture company, UMUC Ventures	
Principal Occupation During Last Three Years	COO for Platform / VP of Finance for UMUC Ventures	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes ______ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** Washington DC Fire Emergency & Medical Services UMUC Ventures	**Business:** Fire Department Higher Education services

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the Company. This should be based on current ownership at the time you're filling in this form, *not* based on the ownership that will exist after your offering.

- If your Company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your Company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your Company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your Company is a limited partnership, the general partner(s) typically hold the "voting power."

Name	Adrian Washington - 100% Mr. Washington is the Managing Member of Platform USA Manager LLC, which is the sole Manager of the Company and, in that capacity, has total control over the Company and its business.
Name	

§227.201(d) – The Company's Business and Business Plan

About the Company

In a construction project, the word "platform" can be used to refer to the foundation and base podium of the structure.

Today, the construction and delivery of the platform is flawed, overly complicated, inefficient, and ignored. It's the biggest pain point in the real estate industry. We plan to change the paradigm. Our company will provide fully integrated services to deliver platforms seamlessly and efficiently, at lower cost, and at fast speed.

The Problem.

Platforms cost too much, take too long to build and are often delivered with errors. This is because permitting, insufficient site assessment, unforeseen conditions (think contaminated or structurally unsound soil), and poor coordination can lead to delays and explode costs. The current platform delivery process requires assembling an ad-hoc network of many entities and contractual relationships including architect, engineers, subcontractors and specialized consultants.

Currently, constructing a building is managed as one process, starting in the ground and building up to the roof. We plan to split that process into two --- above grade (the "vertical") and below grade (the "platform"). Our focus is on fast and efficient delivery of the platform, thereby reducing the cost and increasing the speed of construction.

Platforms are invisible once they're completed, but they are a crucial part of the building process, costing on average, by our estimates, 23% of the total construction cost and requiring up to 40% of the time to build.

The Solution.

Platform USA LLC ("Platform" or the "Company") has designed The Platform Method, a construction tech innovation and integrated system solution. Our plan is to be a "one stop shop" for Platform delivery. In order to scale services quickly, the Company plans to acquire a number of reputable, medium-sized companies that currently service the industry. We plan to have 60% of platform services in-house by the end of 2022 and 100% by the end of 2023.

We believe the Platform Method has three clear advantages:

> **Cheaper.** Integration of major entities and processes to create synergies and increased market share to create economies of scale.

> **Faster.** Improved coordination of existing techniques and the introduction of new technologies and techniques to design and produce platforms faster.

> **Better.** Single point of contact / responsibility and singular focus to reduce errors and improve quality.

Platform plans to offer an integrated system solution. This is our "secret sauce." When a customer engages Platform, all aspects of the platform design and approval are integrated into the process to deliver a building platform ready to accept the vertical section on top of it. We handle:

> **Site Assessment.** Environmental and geotechnical testing.

> **Permitting.** Permit expediting; structural/civil engineering; building, green and utility consulting.

> **Site Preparation.** Earthwork, sheeting and shoring; demolition; environmental remediation; trucking and surveying.

> **Platform Construction.** Concrete and site utilities; waterproofing; below grade plumbing and electrical; and masonry.

"If Platform can deliver what they are promising, they will have a line of customers stretching down the block" - Brian McLaughlin, Enterprise Community Development.[1]

How will we accomplish this?

We expect the Platform Method to be an iterative process that incorporates developing, implementing, and the perfecting the following steps:

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[1] https://www.linkedin.com/in/brian-mclaughlin-ecd/

Step One. Build the team

We're assembling a combination of visionaries and industry practitioners with deep knowledge. See About the Team for the current executive team and board advisors. 2022 is expected to be a year of significant organizational growth, as first projects and acquisition come on line.

Step Two. Choose and implement the systems

We've invested in technology to create robust, scalable systems and processes to enable efficient growth. Technologies already implemented include Procore (a construction management system), Salesforce for project pursuit tracking and Asana for general task management.

Step Three. Secure the project pipeline

We've entered into a master agreement with Neighborhood Development Company ("NDC"), owned by our founder Adrian Washington, to deliver the platform for NDC's project pipeline. NDC's pipeline is expected to be two to three projects in each of 2022 and 2023, providing us with projected revenue in excess of $15 million.

We are negotiating with several other developers and general contractors, to reach our goal of four to five additional third-party projects in 2022, adding $8-12 million in revenue.

In addition, we are a Certified Business Enterprise and minority owned, providing us with an additional advantage in winning certain contracts, especially those with government funding.

As to the pipeline, our first project located at 218 Cedar Street in Washington, DC, is under construction. We expect it to demonstrate our capacity to deliver The Platform Method profitably. For this project, we are providing the following services to the project - demolition, sheeting and shoring, earthwork, dry utilities, wet utilities, concrete, surveying and landscaping.

Platform helped to reduce the platform budget for this project from $3.7 million to $3.0 million.

Step 4. Acquisitions

Generating the capability to efficiently and cost competitively deliver the elements of the platform is central to the Platform Method. Platform has thoroughly studied the Washington DC ecosystem of subcontractors, and has identified numerous potential acquisition targets in the right trade specialties.

We plan to prioritize acquisitions in the following manner:

1. Company acquisitions that provide capability in central Platform activities such as demolition, earthwork, sheeting and shoring, concrete, dry utilities and wet utilities.
2. Company acquisitions that provide capability in ancillary Platform activities such as geotechnical assessments, environmental assessments, geothermal systems, and permitting.
3. Secondary company acquisitions that increase market-share in central Platform activities, growing our ability to scale.

We're in discussions with one company that we expect to acquire and have feelers out to several others.

Step 5. Integration

Once companies are acquired, we'll be able to focus on better integration of workflow, more aggressive pricing, better risk mitigation and improved margins.

We expect to manage each company acquired as a subsidiary, with its own natural ebb and flow of work, which means underutilized assets at times, and costly surge provisioning at other times. With multiple companies in our portfolio, we'll be able to smooth peaks and troughs by borrowing/lending equipment and labor resources. Platform plans to leverage economies of scale across its portfolio, investing in and implementing new technologies and processes.

Step 6. Talent acquisition

Platform envisions a portfolio of many companies with a broad reach of activities, and many leadership opportunities. Each company will retain some autonomy, potentially providing ownership opportunities within it. Thus, Platform plans to offer a unique career development pathway for construction leaders. Unlike either big construction companies, where it is difficult to rise quickly and take on greater responsibility and title, or small companies, which have lower pay scales and limited opportunities, Platform will be positioned to attract ambitious and capable pioneers.

Moreover, as both a Black-owned and Spanish language speaking company, we plan to reflect and elevate this diverse workforce and population.

About the market

"Construction is the biggest industry in the world … but in the past couple of decades it has been plagued by dismal performance … annual productivity growth over the past 20 years was only a third of total economy averages … A changing market environment, technological progress, and disruptive new entrants will trigger industry overhaul".[2]

Construction today is characterized by two different competitive archetypes - large, bloated, sophisticated contractors fighting over very thin margins for big, iconic projects, and mom and pop, home grown contractors that are under-capitalized, lack economies of scale, and struggle to adopt best-in-class practices and systems. Mid-size real estate developers have to choose between paying high prices for the former, or "settling" for the headaches of the latter.

At the project level, buildings, potentially unique in many ways, are created from additionally unique circumstances of each job site. Developers choose their general contractor, who then assembles a vast team of subcontractors, engineers and consultants to implement the project, with each player inherently adversarial to all others, and the general contractor left to try and minimize the possible downside of this

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[2]https://www.mckinsey.com/business-functions/operations/our-insights/the-next-normal-in-construction-how-disruption-is-reshaping-the-worlds-largest-ecosystem

ad hoc union of players. The general contractor, at best, becomes a specialist in management, but completely at the mercy of the subcontractors and their self-protecting interactions. In practice this means that most projects come in over budget and behind schedule.

This is how it is, but it doesn't have to be that way.

About the Team

Platform is a triple bottom line company. We believe that the goal of making profits must be balanced with the concerns of our people and the health of our planet.

> **Our people will be diverse**. We are Black-owned and our workforce will reflect the communities we work in, including traditionally hard to employ demographics.

> **We'll be kind to the planet.** We will employ industry - leading "green" technologies and plan to provide a carbon neutral offering for all of our projects by 2026.

> **We plan to make a profit.** Our strategy will provide multiple paths for revenue growth and profitability. We'll combine the upside of a high-growth "concept" strategy with the downside protection of a "value" strategy.

Adrian G. Washington serves as CEO of Platform USA, LLC.[3] He has 30+ years of experience in urban real estate development, construction, and management and has led the start-up of three private companies and one public-private entity. He is the founder and CEO of Neighborhood Development Company which he founded in 1999. From 2005 until early 2007, Adrian took a leave of absence to serve as the President and CEO of the Anacostia Waterfront Corporation (AWC), the entity charged with leading a $10 billion, 20-year initiative to revitalize Washington, DC's Anacostia Waterfront and surrounding communities.

Adrian grew up in the city's Anacostia neighborhood and is a lifelong resident of DC. He received his B.S. in Economics and Political Science from Stanford University and his M.B.A. in Marketing and Finance from the Harvard Business School. And he has received numerous individual awards reflecting his leadership in the development industry. Adrian will be responsible for continued capital raising, guiding the vision, setting the milestones, delivering early projects as an arms-length client, and leveraging current and potential relationships to help build the coordinated solution for the Platform Method.

Alex Shewchuk serves as COO of Platform USA, LLC.[4] He has been a real estate developer and/or real estate CFO in the Baltimore/Washington region for more than 15 years. Alex will be responsible for building the company, setting up systems and processes (they will use Wick's Traction methodology), delivering projects, running back-office functions (Finance, HR, IT), implementing the innovative thinking for the Platform Method, lead on technology integration, and lead on acquisition integration. He is a Yale undergraduate and Wharton M.B.A. '01.

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[3] https://www.linkedin.com/in/adrian-washington-8a602318/
[4] https://www.linkedin.com/in/alex-shewchuk-549a7712/

The leadership team is joined by a board of four advisors - Bill Keating, founder and CEO of Waste Acquisition Group; Karim Zia, Managing Partner and co-founder of DC Community Ventures; Sean Pichon, Partner and Owner at PGN Architects PLLC and Phyllis Caldwell, Independent advisor and sole member of Wroxton Civic Ventures LLC.[5] [6] [7] [8]

About the Change

SMALL CHANGE INDEX™



MOBILITY		COMMUNITY		ECONOMIC VITALITY	
Urban location	✓	Street life	✓	Underserved community	✓
Walkable	✓	Third Place		Jobs Created	✓
Bike friendly	✓	Park or Plaza		Incubator	
Business Corridor	✓	Building reuse or infill	✓	Diverse workforce	✓
Public or other transit	✓	Affordable housing		Green features	✓
Fix your own transport		Fresh food access		Even more green	✓
Transit oriented development		Minimized site disturbance		Reduced parking	





About the Offering

The Company is engaged in a Regulation Crowdfunding (Reg CF) offering (the "Offering") to raise money for a company developing an integrated system solution for delivering building "platforms."

We are trying to raise a maximum of $1,000,000, but we will move forward with the Project and use investor funds if we are able to raise at least $100,000 (the "Target Amount"). If we have not raised at least the Target Amount by 11:59 pm on June 12, 2022, EST (the "Target Date"), we will terminate the Offering and return 100% of their money to anyone who has subscribed.

The minimum you can invest in the Offering is $1,000. Investments above $1,000 may be made in $250 increments (e.g., $1,250 or $1,500, but not $1,136). An investor may cancel his or her commitment up until 11:59 pm on June 10, 2022, EST (i.e., two days before the Target Date). If we have raised at least the Target Amount we might decide to accept the funds and admit investors to the Company before the Target Date; in that case we will notify you and give you the right to cancel.

After we accept the funds and admit investors to the Company, whether on the Target Date or before, we will continue the Offering until we have raised the maximum amount.

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[5] https://www.linkedin.com/in/bill-keating-a020162/

[6] https://www.linkedin.com/in/sean-pichon-01786810/

[7] https://www.linkedin.com/in/phylllisrcaldwell/

[8] https://platforms-usa.com/advisory-board/

The SEC is considering other changes to Reg CF, in addition to raising the maximum offering amount. Where applicable, we will reference possible changes in the applicable sections of this Form C.

Investments under Reg CF are offered by NSSC Funding Portal, LLC, a licensed funding portal.

Key Deal Points

> **Minority-owned.** Experienced real estate developer with diverse workforce
>
> **Construction technology.** Disrupting the delivery of building platforms
>
> **Already underway.** Operational with anticipated distributions by 2023
>
> **Pipeline activated.** First project underway and more onboarding

About the Finances

We estimate that the Company will have assets of approximately $35 million and net income of over $10 million at the end of five years. Startup operations and company acquisitions have been and will continue to be funded by seed equity in the early years. That equity has been raised from our founder and through a friends and family offering, and will be supplemented by this Reg CF offering. We expect company acquisitions to be supported by some bank debt with additional institutional equity as the Company grows.

Since we started operations in 2020, we have deployed founder equity of $30,000 and $352,667 of the additional $915,000 raised. $208,892 of revenue has been earned to date. We expect to expand our employees from 2 to 10 in 2022, purchase 1-2 companies, and complete our first 5-7 projects.

As we grow we'll be able to fund our operations through cash from revenues. We may raise additional equity, most likely institutional, or borrow more money, to fund further acquisitions. If we do not raise our maximum goal in this offering, we plan to slow our acquisition timeline and/or supplement our sources with mission driven debt, additional high net worth equity, or institutional equity.

The table below reflects our projections for the Company over the next five years:

Sources	2022	2023 - 2026
Seed equity remaining	$532,333	$921,936
Small Change Investors	$1,000,000	
Cash from operations	$1,144,441	$32,840,606
Cash from acquisitions		$4,916,731
Total	**$2,676,774**	**$38,679,273**

Uses	2021 - 2022	2023 - 2026
Company acquisitions + acquisition costs	$740,000	$1,321,936
Payroll	$607,877	$8,037,767
Professional fees	$60,000	$250,000
Marketing	$50,000	$1,000,000
Office expenses	$36,840	$650,000
Financial, accounting + legal	$40,000	$200,000
Financing costs	$70,000	$10,000
Technology	$45,000	$400,000
Equipment		$1,250,000
Research & development		$1,000,000
Investors distributions		$8,465,976
Residual bank balance	$1,027,057	$16,093,594
Total	**$2,676,774**	**$38,679,273**

In the early years, the Company will operate subsidiary companies separately and therefore keep separate financial books until eventually they are consolidated. Any returns from these subsidiary companies will flow up to the Company, and be added into overall returns. Note that the Company will invest some equity into each subsidiary, to be supplemented by institutional (or other equity) and bank debt

Acquisition sources and uses are expected to look as follows:

Sources	2022	2023 - 2026
Company equity	$532,333	$921,936
Institutional (or other) Equity		$14,086,800
Bank Debt (10 year amortization)	$2,100,000	$18,060,000
Total	**$2,840,000**	**$33,068,736**

Uses	2022	2023 - 2026
Subsidiary acquisitions	$2,800,000	$32,568,736
Acquisition Costs	$40,000	$500,000
Total	**$2,840,000**	**$33,068,736**

The Company expects to start distributing cash to Investors by 2023. If we choose to refinance, investors may be given the option of selling their shares.

You can review detailed projections in Exhibit A.

Investor Return

The $1,000,000 raised in this offering will secure 4.0% of the ownership on a pro-rata basis. This equates to a valuation of about $25,000,000.   For example, a $10,000 investor will become an 0.04% owner.

This offering follows the successful completion of the original seed fund raise of $915,000 at a valuation of $20,000,000. The financial projections plan for a Company net income in excess of $10 million for the fifth year, and an additional income of $6 million from acquisitions. Using a conservative estimate of a 10x multiple for the income stream, the plan predicts a market valuation of $160 million for the Company after five years.

The Company targets distributing approximately $3 million above tax liability payments during the first 5 years.

Under the LLC Agreement, all distributions will be made *pro rata* based on the number of Class A Shares owned by each member.

COVID19 Disclosure

We do not know how long the pandemic will last or how its effects will continue to ripple through the American economy. We could experience a short-term drop in cash flow and a dip in asset values as the economy adjusts further to a new reality. Or if construction were to slow down again because of another surge, we might risk or even forfeit investor equity. Based on the information currently available to us and the fact that 60% of the US population is now fully vaccinated, we expect to continue to grow the Company. Some of negative effects to our business operations in the short run might include:

- Supply chain issues
- Costs due to contract delays
- A tight labor market with increasing costs
- Slower than usual governmental approvals

Some positive effects may include:

- Pent up demand for projects that were delayed over the last two years
- A greater emphasis on affordable housing, a market targeted by Platform
- More demand for general contractor services may increase profitability
- Greater willingness by target companies to be acquired, given current uncertainty
- More funds in the construction industry due to infrastructure legislation
- Adoption of modular building models due to supply chain issues - a perfect fit for Platform.

§227.201(e) – Number of Employees

Company Instructions

This question asks only for the *number* of your employees, not their names.

- This information should be based on current employees, not those you intend to hire with the proceeds of the offering.
- Include both full-time and part-time employees.
- Include only people who are W-2 employees for tax purposes. Don't include people who are 1099 independent contractors.

The Company currently has 2 employees.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Review the attached Exhibit B: Risks of Investing for a more expansive list of potential risks associated with an investment in this Company.

Unless otherwise noted, the images on the offering page are used to convey the personality of the neighborhood in which the project is planned. Properties shown in these images are not included in the offering and Investors will not receive an interest in any of them.

§227.201(g) – Target Offering Amount and Offering Deadline

Company Instructions

This question asks for the "target offering amount." That means the *minimum* amount of money you're trying to raise in this offering. For example, if you're trying to raise a minimum of $600,000 but would accept up to $800,000, your "target offering amount" would be $600,000. This question also asks for the "offering deadline." That means the date when, if you haven't raised at least the target offering amount, you'd call off the offering and return any money to Investors.

Target Offering Amount $100,000

Offering Deadline   June 12, 2022

Required Statement:

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Company Instructions:

This question asks whether the Company will accept more money from Investors once the Target Offering Amount is raised and, if so, how you will deal with "oversubscriptions." The question deals only with this offering – it's not asking whether you will try to raise more money in the future.

Will the Company accept commitments that exceed the Target Offering Amount?	____X____ Yes _____ No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$1,000,000
If Yes, how will the Company deal with the oversubscriptions?	_____ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a *pro-rata* basis, so that every Investor who subscribes will be able to participate. ____X____ We will accept subscriptions on a first-come, first-served basis. _____ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

Company Instructions

If you're reasonably sure how you're going to use some or all of the money, use the first table below. If you're not yet sure, you should identify and describe each probable use and the factors you might consider in making a final decision. And if your answer to question 201(h) above was that Yes, you will accept commitments that exceed the Target Amount, then you should also briefly describe how you will spend those "extra" dollars in the second table.

The Company is Reasonably Sure it Will Use the Money as Follows:

If we raise the target amount of $100,000:

Use of Money	How Much (approximately)
Acquisition of subsidiary companies	$80,000
Legal fees	$5,000
Accounting fees	$10,000
Miscellaneous fees	$5,000
TOTAL	**$100,000**

If we raise the maximum goal of $1,000,000:

Use of Money	How Much (approximately)
Acquisition of subsidiary companies	$775,000
Payroll	$135,000
Legal + acquisition legal	30,000
Accounting fees	$10,000
Miscellaneous fees	$50,000
TOTAL	**$1,000,000**

§227.201(j) – The Investment Process

To Invest

- Review this Form C and the business plan, and the Campaign Page;
- If you decide to invest, press the *Add Some Change* button
- Follow the instructions

To Cancel Your Investment

Send an email to hello@smallchange.co no later than 48 hours before the Offering Deadline. In your email, include your name and the name of the Company.

Note

For more information about the investment and cancellation process, see the Educational Materials on the Small Change platform.[9]. See also the Investment Agreement attached, Exhibit C: Reg CF Investment Agreement.

Required Statements

Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.

Small Change will notify Investors when and if the Target Offering Amount has been raised.

If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.

If an Investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the Investor will receive securities in exchange for his or her investment.

§227.201(k) – Material Changes

Required Statement

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be cancelled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful Investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Class A Shares." The price is $250.00 per Class A Share.

We determined the price of Class A Shares based on our view that the Company is worth approximately $25,000,000. That value bears no relationship to traditional measures of value such as book value or earnings multiples, and there is no guaranty that the Company could be sold for $25,000,000 or anything close to it.

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[9] www.smallchange.co

§227.201(m) – Terms of the Securities

Overview

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Class A Shares." When you purchase a Class A Share, you will become an owner of the Company, which is a Delaware limited liability company. Your ownership will be governed by the limited liability company Agreement of the Company dated December 7, 2020, and amended effective on _February 18, 2022, and any amendments to that agreement (whether adopted now or in the future), which are together referred to as the "LLC Agreement." A copy of the LLC Agreement is attached as Exhibit D: LLC Agreement.

The following reflects the current ownership of the Company:

CAP Table as of Feb 18, 2022		
	Number of Class A shares owned	**Percent Ownership**
Managing member	95,810	95.81%
Investor #2	500	0.50%
Investor #3	250	0.25%
Investor #4	250	0.25%
Investor #5	250	0.25%
Investor #6	250	0.25%
Investor #7	500	0.50%
Investor #8	75	0.075%
Investor #9	125	0.125%
Investor #10	125	0.125%
Investor #12	250	0.25%
Investor #13	100	0.10%
Investor #14	14.7	0.0147%
Investor #15	125	0.125%
Investor #16	250	0.25%
Investor #17	500	0.50%
Investor #18	500	0.50%
Investor #19	250	0.25%
Investor #10	250	0.25%

Your Right to Distributions

If the Company is profitable, it will make distributions to its owners from time to time. Under the LLC Agreement, the source of the distribution is immaterial. Instead, all distributions will be made *pro rata* based on the number of Class A Shares owned.

Obligation to Contribute Capital

Once you pay for your Class A Shares, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Voting Rights

Although you will be an owner of the Company, you will generally not have the right to vote or otherwise participate in the management of the Company. Instead, the Manager will control all aspects of the Company's business. For all practical purposes you will be a passive Investor.

No Right to Transfer

Class A Shares will be illiquid (meaning you might not be able to sell them) for four reasons:

- The LLC Agreement prohibits the sale or other transfer of Class A Shares without the Manager's consent.
- If you want to sell your Class A Shares the Manager will have the first right of refusal to buy them, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Class A Shares, as there would be for a publicly-traded stock.
- For a period of one year, you won't be allowed to transfer the Class A Shares except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

  As a result, you should plan to hold your Class A Shares until the Company is dissolved.

Modification of Terms of Class A Shares

The terms of the Class A Shares may be modified or amended with the consent of members owning a majority of the issued and outstanding Class A Shares. Today, that means the Manager could change the terms of the Class A Shares without the consent of anyone else.

Other Classes of Securities

As of now, the Company has only one class of securities: Class A Shares.

Dilution of Rights

Under the LLC Agreement, the Manager has the right to create additional classes of securities, including classes of securities with rights that are superior to those of the Class A Shares. For example, the Manager could create a class of securities that has the right to vote and/or the right to receive distributions before the Class A Shares.

The Person Who Controls the Company

Adrian G. Washington owns 100% the interests in the Manager, and the Manager has complete control over the Company. Therefore, Mr. Washington effectively controls the Company.

How the Manager's Exercise of Rights Could Affect You

The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, including these:

- The Manager will make all decisions regarding the business. If the Manager makes good decisions the Company might be successful while if the Manager makes bad decisions the Company is likely to fail.
- The Manager decides when to make distributions, and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve or invest it into the project.
- The Manager could decide to hire related parties to perform services for the Company and establish rates of compensation higher than fair market value.
- The Manager could decide to borrow money, hire contractors and other third parties, enter into contracts, merge with or be acquired by another company, and to sell the business.
- The Manager will decide how much of its own time to invest in the business.

How the Securities are Being Valued

The price of the Class A Shares was determined by the Manager based on the Manager's opinion about the value of the business. That value bears no relationship to traditional measures of value such as book value or earnings multiples.

The Manager might be required to place a new value on the Class A Shares if the Company raises additional capital. The new value would again be based on the Manager's estimate of the value of the business and, of course, how much new investors are willing to pay.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

- The risk that the person running the Company will do a bad job.
- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.
- The risk that your interests and the interests of the person running the Company aren't really aligned.
- The risk that you'll be "stuck" in the Company forever.
- The risks that the actions taken by the person running the Company – including those listed above under "How the Manager's Exercise of Rights Could Affect You" – won't be to your liking or in your interest.

§227.201(n) – The Funding Portal

The Company is offering its securities through NSSC Funding Portal, LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00012 and the Funding Portal Registration Depository (FPRD) number is 282942.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate NSSC Funding Portal, LLC as follows:

An administrative fee of $2,500; plus

A success fee equal to 5% of the amount raised.

NSSC Funding Portal, LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for NSSC Funding Portal, LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
Construction subcontractors	$92,938.57	N/A	N/A	Accounts payable from project - 12/31/21
Various vendors	1,1610.50	N/A	N/A	Accounts payables from general administrative activities - 12/31/21

Explanation for Investors

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $0 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Company Instructions
If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years.
● Don't include money invested by the principals of the Company
● Don't include money you've borrowed from banks or other financial institutions
● Don't include credit card debt
● Third parties includes friends and family members
● Do include money you borrowed (not from banks or other financial institutions)
● Do not include this Regulation Crowdfunding offering

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
November 15, 2020	_X_ Rule 506(b) ____ Rule 506(c) ____ Rule 504 ____ Other	____ Common Stock ____ Preferred Stock ____ Debt ____ Convertible Note _X_ Other (LLC interests)	$915,000	Company formation, office leasing, 2 full-time employees, licensing, systems.

§227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions

The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

- Include only transactions that occurred since the beginning of your last fiscal year (the one before the current fiscal year) and transactions that are currently planned.
- Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you've raised in Regulation Crowdfunding during the last 12 months, plus the Target Offering Amount for the current Offering. For example, if you haven't raised money using Regulation Crowdfunding before, and your current Target Offering Amount is $600,000, include only transactions that involved more than $30,000 each.
- Include only transactions between the Company and:
  - Anyone listed in your answer to question 227.201(b); or
  - Anyone listed in your answer to question 227.201(c); or
  - If the Company was organized within the last three years, any promotor you've used; or
  - Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or
  - Any corporation or other entity in which any of those people owns an interest.

Description of Transaction	**Date of Transaction**	**Name of Insider**	**Relationship to Company**	**Value of Insider's Interest in Transaction**
Construction contract	Contract signed 11/12/21	Neighborhood Development Company (NDC)	The Manager of NDC is the Manager of Platform USA Manager	$3,012,964
2021 - 2022 office rent (one year)	Monthly payments starting 7/1/21	NDC	The Manager of NDC is the Manager of Platform USA Manager	$24,869
2022 - 2023 office rent (one year)	Payments start 6/13/22	3443 Benning LLC	The Manager of 3443 Benning is also the Manager of Platform USA Manager	$322,314

§227.201(s) – The Company's Financial Condition

Liquidity

The Company was organized under the Delaware Limited liability company Act on December 10, 2020. We have begun operations with general start-up and organizational matters, and activities around our first contract. We have had $208,892 in revenues in 2021 and $233,633 in cash on December 31, 2021.

We intend to use the proceeds of this Offering to purchase subsidiary companies and cover some operational costs, as described in our business plan, over the next year. We will also use debt (borrow money) to finance a portion of the costs.

Capital Resources

As of now, we have not purchased any assets or entered into any agreements to do so. We expect to buy the project as soon as we raise money from Investors in this Offering.

Other than the proceeds we hope to receive from the Offering, our only other source of capital to date is seed equity raised through a 506(b) offering.

Historical Results of Operations

The Company is in the development stage and has no history of operations.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as Exhibit G: Financial Statements

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on SmallChange.co). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called CrowdCheck ran background checks on the principals of the Company (i.e., those covered by this rule). You can see the CrowdCheck reports attached as Exhibit H: Background Checks.

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money on the Offering page.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at www.platforms-usa.com, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

Company Instructions

Read through everything you've told prospective Investors on this Form C, in the business and in *Exhibit B: Risks of Investing.* Is there anything else important you would tell your grandmother if she were considering an investment? Something about the neighborhood where the project is located? The builder? The local economy? Anything at all? If so, list it here.

§227.201(z) – Testing the Waters Materials

Company Instructions

Under SEC Rule 206 a company that is considering a Regulation Crowdfunding offering may solicit indications of interest, while under SEC Rule 241 a company that is considering some offering of securities but hasn't decided what type of offering may also solicit indications of interest. This is often referred to as "testing the waters."

If you have relied on Rule 206 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials.

If you have relied on Rule 241 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials, but only for solicitations made within 30 days before your Regulation Crowdfunding offering goes live.

Explanation for Investors

This item requires a Company to provide certain materials it has used to solicit indications of interest in its offering (i.e., to "test the waters") before the offering became effective.

The Company did not test the waters.

EXHIBIT A: COMPANY OPERATING BUDGET

Income Statement

	2021	2022	2023	2024	2025	2026
Projects	1	9	13	16	18	22
Revenue	208,892	16,715,450	44,060,400	76,085,400	110,230,400	147,905,400
COGS	188,207	15,571,009	41,086,323	70,378,995	100,860,816	133,114,860
Gross Margin	20,685	1,144,441	2,974,077	5,706,405	9,369,584	14,790,540
Operating Expenses	403,352	787,111	1,554,000	2,643,000	3,390,000	3,822,000
Investment Expenses (R&D)	0	0	0	0	0	0
EBITDA	(382,667)	357,330	1,420,077	3,063,405	5,979,584	10,968,540
Depreciation Expense	0	0	50,000	70,000	73,333	73,333
Operating Earnings	(382,667)	357,330	1,370,077	2,993,405	5,906,251	10,895,207
Interest Expense	0	0	0	0	0	0
Earnings before Inc Tax	(382,667)	357,330	1,370,077	2,993,405	5,906,251	10,895,207
Income Tax Expense	0	0	0	0	0	0
Net Income	(382,667)	357,330	1,370,077	2,993,405	5,906,251	10,895,207

Statement of Cash Flows	2021	2022	2023	2024	2025	2026
Net Income	(382,667)	357,330	1,370,077	2,993,405	5,906,251	10,895,207
Change in Operating Activities						
Accounts Receivable	(208,892)	(2,115,632)	(2,081,516)	(3,202,500)	(3,414,500)	(3,767,500)
Depreciation Expense	0	0	50,000	70,000	73,333	73,333
Income Tax Provision	0	0	0	0	0	0
Accounts Payable	92,939	2,075,246	1,940,447	2,929,267	3,048,182	3,225,404
Cash Flow from Operating	(498,620)	316,944	1,279,008	2,790,172	5,613,266	10,426,444
Cash Flow from Investing						
Acquisition Investing	(8,250)	(775,750)	63,520	657,871	1,630,162	3,099,125
Platform Method Investments	0	0	(400,000)	(300,000)	(300,000)	0
Total	(8,250)	(775,750)	(336,480)	357,871	1,330,162	3,099,125
Cash Flow from Financing						
ST Debt	0	0	0	0	0	0
LT Debt	0	0	0	0	0	0
HNW Equity Raise	742,500	252,500	230,484	230,484	230,484	230,484
Reg CF Equity Raise	0	1,000,000	0	0	0	0
Distributions to Equity	0	0	(548,031)	(1,197,362)	(2,362,500)	(4,358,083)
Total	742,500	1,252,500	(317,547)	(966,878)	(2,132,016)	(4,127,599)
Change in Cash during year	235,630	793,694	624,982	2,181,166	4,811,412	9,397,971

Balance Sheet (End of year)	2021	2022	2023	2024	2025	2026
Assets						
Cash	233,363	1,027,057	1,421,555	3,372,236	7,953,164	17,120,651
Income Tax Reserve	0	0	0	0	0	0
AR	208,892	2,324,524	4,406,040	7,608,540	11,023,040	14,790,540
Current Assets	442,255	3,351,581	5,827,595	10,980,776	18,976,204	31,911,191
Platform Method Investments	0	0	400,000	700,000	1,000,000	1,000,000
Property, Plant, Equipment	2,500	2,500	2,500	2,500	2,500	2,500
Acquisition Investments	8,250	784,000	1,014,484	1,244,968	1,475,452	1,705,936
Accumulated Depreciation	0	0	(50,000)	(120,000)	(193,333)	(266,667)
Net Assets	10,750	786,500	1,366,984	1,827,468	2,284,619	2,441,769
Total Assets	453,005	4,138,081	7,194,579	12,808,244	21,260,823	34,352,960
Liabilities						
AP	92,939	2,168,185	4,108,632	7,037,900	10,086,082	13,311,486
ST Debt	0	0	0	0	0	0
LT Debt	0	0	0	0	0	0
Total Liabilities	92,939	2,168,185	4,108,632	7,037,900	10,086,082	13,311,486
Equity	742,500	1,995,000	2,225,484	2,455,968	2,686,452	2,916,936
Retained Earnings	(382,434)	(25,104)	860,462	3,314,377	8,488,289	18,124,538
Total Equity	360,066	1,969,896	3,085,946	5,770,345	11,174,741	21,041,474
Total Liabilities + Equity	453,005	4,138,081	7,194,579	12,808,244	21,260,823	34,352,960

Off Balance Sheet
For Acquisitions

Income Statement	2021	2022	2023	2024	2025	2026
Net Income			127,041	1,315,743	3,260,324	6,198,250
Statement of Cash Flows						
Cash Flow from Financing						
Additional Acquisition Equity			2,012,400	3,018,600	4,024,800	5,031,000
Acquisition Debt		2,100,000	2,580,000	3,870,000	5,160,000	6,450,000
Total	0	2,100,000	4,592,400	6,888,600	9,184,800	11,481,000
Balance Sheet (End of year)						
Assets						
Acquisition Assets		2,100,000	6,692,400	13,581,000	22,765,800	34,246,800
Total Assets	0	2,100,000	6,692,400	13,581,000	22,765,800	34,246,800
Liabilities						
Acquisition Debt		2,100,000	4,680,000	8,550,000	13,710,000	20,160,000
Total Liabilities		2,100,000	4,680,000	8,550,000	13,710,000	20,160,000
Equity						
Additional Acquisition Equity		0	2,012,400	5,031,000	9,055,800	14,086,800
Total Equity		0	2,012,400	5,031,000	9,055,800	14,086,800
Total Liabilities + Equity		2,100,000	6,692,400	13,581,000	22,765,800	34,246,800

28

EXHIBIT B: RISKS OF INVESTING

BUYING CLASS A SHARES IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU WILL LOSE SOME OR ALL OF YOUR MONEY. THIS INVESTMENT IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

You Might Lose Some or All Your Money: Some investments are riskier than others. Buying a publicly-traded stock like Facebook is riskier than buying a Certificate of Deposit from a bank, but investing in a startup company is more risky than buying a publicly-traded stock like Facebook. On a spectrum of riskiness, buying an interest in the Company is far to the risky side. Nobody guarantees your investment and there is a real chance you will lose some or all your money.

Continuing Risks from COVID-19 Pandemic: The U.S. economy is recovering from the COVID-19 pandemic, but unevenly. Even as the economy recovers, more than 2,000 Americans are dying of COVID every day as the Omicron wave peaks in the U.S. We believe the real estate industry is past the worst effects of the pandemic, but neither we nor anyone else knows what the industry will look like five years from now, or what new viruses might be lurking in some corner of the world even today. Preliminary indications are that the market for office space will be changed permanently as more workers choose to work remotely.

New Business Model: Today, there are two kinds of companies that deliver platforms: very large, professionally-managed construction companies; and small mom-and-pop companies. We are trying something new. Creating a new business model can be very lucrative if successful, but new business models typically face resistance as well. Among other things, we will have to convince customers that our way of doing things is better than the way they've become accustomed to. Similarly, those who try to create new business models often face obstacles they didn't expect. There is no assurance that our new model will find acceptance in the marketplace or that we can operate the new model profitably.

Competition: We will face intense competition from both ends: from mom-and-pop companies that might have lower operating costs and might be more focused; and from very large companies that have far more money, manpower, existing reputation, and marketing muscle than we have.

We Might Need More Capital. We might need to raise more capital in the future to fund acquisitions, new product development, purchase technology, expand our operations, buy property and equipment, hire new team members, market our products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an Investor. If the Company is unable to obtain additional funding when needed, we could be forced to delay our business plan or even cease operations altogether.

We Are A Startup: The Company is a startup, and like all startups, we face significant challenges, including:

- Understanding the marketplace and accurately identifying opportunities for growth

- Developing and refining our products and services

- Developing our brand and establishing our reputation

- Responding effectively to the offerings of existing and future competitors

- Attracting, retaining, and motivating qualified executives and personnel

- Implementing business systems and processes, including technology systems

- Raising capital

- Controlling costs

- Managing growth and expansion

- Implementing adequate accounting and financial systems and controls

- Dealing with adverse changes in economic conditions

Unfortunately, the reality is that many early-stage companies never overcome these challenges, and there is no guarantee that the Company will proceed to a more mature state.

Speculative Nature of Real Estate Investing. The success of the Company is tied to the real estate industry. Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-2008. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which may not be insurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. You should invest in the real estate market in general, and in the Company in particular, only if you can afford to lose your investment and are willing to live with the ups and downs of the industry.

Supply Chain Constraints: Even as the economy recovers from the pandemic, supply chain bottlenecks continue to hamper many sectors, including the construction sector. If we cannot get the material and components we need at the times and for the prices we need them, we cannot deliver to our customers in a timely and cost effective manner.

Risks Associated with Construction: Our goal is to solve some of the problems that plague constructions projects, thereby creating value for our customers. However, there are some problems that cannot be solved, including:

- Adverse weather conditions

- Changes in plans

- Labor shortages

- Delays and price increases in materials

- Unexpected physical conditions

- Zoning issues

Liability for Personal Injury. The Company might be sued for injuries that occur in or outside the project, *e.g.*, "slip and fall" injuries.

The Price of the Class A Shares is Arbitrary: Putting a value on a security issued by a privately held startup or early-stage Company is extremely difficult. The price of our securities was determined arbitrarily and bears no relationship to established criteria of value such as the assets, earnings, or book value of the Company.

Uninsured Losses. We might not buy sufficient insurance to guard against all the risks of our business, whether because we are unaware of the availability of a certain insurance, or because we can't afford adequate insurance, or some combination of the two. Additionally, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage our business.

Limited Products and Services: The Company offers only a limited number of services, making it vulnerable to changes in technology and/or customer preferences.

No Ongoing Distributions: We do not intend to pay dividends for the first 2-3 years. Instead, we will invest our profits back into the business.

Reliance on Management: Under our LLC Agreement, Investors will not have the right to participate in the management of the Company. Instead, Adrian G. Washington will manage all aspects of the Company and its business. Furthermore, if Adrian G. Washington or other key personnel of the issuer were to leave the Company or become unable to work, the Company (and your investment) could suffer materially. Thus, you should not invest unless you are comfortable relying on the Company's management team. You will never have the right to oust management, no matter what you think of them.

Inability to Sell Your Investment: The law prohibits you from selling your securities (except in certain very limited circumstances) for one year after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term (in the case of debt securities) or indefinitely (in the case of equity securities)

Changes in Economic Conditions could Hurt Our Businesses: Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining/surging employment, decreases in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors, hurt businesses generally and could hurt our business as well. These events are generally unpredictable.

No Registration Under Securities Laws: Our securities will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the securities will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information. Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide Investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information. We will be required to provide some information to Investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting Company; and we are allowed to stop providing annual information in certain circumstances.

Breaches of Security. It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

Unreliable Financial Projections. We might provide financial projections reflecting what we believe are reasonable assumptions concerning the Company and its future. However, the nature of business is that financial projections are rarely accurate. The actual results of investing in the Company will likely be different than the projected results, for better or worse.

Limits on Liability of Company Management. Our LLC Agreement limits the liability of management, making it difficult or impossible for Investors to sue managers successfully if they make mistakes or conduct themselves improperly. You should assume that you will never be able to sue the management of the Company, even if they make decisions with which you disagree.

Changes in Laws. Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could adversely affect the Company.

Conflicts of Interest. In many ways your interests and ours will align: you and we want the Company to be as successful as possible. However, our interests might be in conflict in other important areas, including these:

- You might want the Company to distribute money, while the Company might choose to reinvest it back into the business.

- You might wish the Company would be sold so you can realize a profit from your investment, while management might want to continue operating the business maintaining its existing ownership structure.

- You might want to limit manager compensation, while managers might choose to pay more (including to themselves) than you would.

- You would like management to devote all their time to this business, while they might own and manage other businesses as well.

Your Interests Aren't Represented by Our Lawyers. We have lawyers who represent us. These lawyers have drafted our Operating Agreement and Investment Agreement, for example. None of these lawyers represents you personally. If you want your interests to be represented, you will have to hire your own lawyer, at your own cost.

Equity Comes Last in the Capital Stack. You will be buying "equity" securities in the Company. The holders of the equity interests stand to profit most if the Company does well but stand last in line to be paid when the Company dissolves. Everyone – the bank, the holders of debt securities, even ordinary trade creditors – has the right to be paid first. You might buy equity hoping the Company will be the next Facebook but face the risk that it will be the next Theranos.

Possible Tax Cost. The Company is currently a limited liability company and, as such, will be taxed as a partnership, with the result that its taxable income will "pass through" and be reported on the tax returns of the equity owners. It is therefore possible that you would be required to report taxable income of the Company on your personal tax return, and pay tax on it, even if the Company doesn't distribute any money to you. To put it differently, your taxable income from a limited liability company is not limited to the distributions you receive.

Your Interest Might be Diluted: As an equity owner, your interest will be "diluted" immediately, in the sense that (1) the "book value" of the Company is lower than the price you are paying, and (2) the founder of the Company, and possibly others, bought their stock at a lower price than you are buying yours. Your interest could be further "diluted" in the future if the Company sells stock at a lower price than you paid.

Future Investors Might Have Superior Rights: If the Company needs more capital in the future and sells stock to raise that capital, the new Investors might have rights superior to yours. For example, they might have the right to be paid before you are paid, to receive larger distributions, to have a greater voice in management, etc.

Our Companies will not be Subject to the Corporate Governance Requirements of the National Securities Exchange: Any Company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect Investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (*i.e.*, directors with no material outside relationships with the Company or management), which is responsible for monitoring the Company's compliance with the law. Our Company is not required to implement these and other stockholder protections.

EXHIBIT C: REG CF INVESTMENT AGREEMENT

This is an Agreement, entered into on _____, 2022, by and between Platform USA LLC a Delaware limited liability company (the "Company") and _____ ("Purchaser").

Background

Purchaser wishes to purchase an interest in the Company offered through www.smallchange.com (the "Site").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

Defined Terms.

Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C and its attachments, all available at the Site. In this Investment Agreement, we refer to the Form C as the "Disclosure Document." We sometimes refer to the Company using terms like "we" or "us," and to Purchaser using terms like "you" or "your."

1. **Purchase of Interest.**

    1.1. **In General.** Subject to section 2.2 and the other terms and conditions of this Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company, $_____ of the Company's securities described in the Disclosure Document (the 'Interest). We refer to your limited liability company interest as the " Interest."

    1.2. **Reduction for Oversubscription.** If the Company receives subscriptions from qualified Investors for more than the amount we are trying to raise, we may reduce your subscription and therefore the amount of your Interest, as explained in the Disclosure Document.

2. **Our Right to Reject Investment.**

    We have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

3. **No Certificate.**

    You will not receive a paper certificate representing your Interest.

4. **Your Promises.**

    You promise that:

    4.1. **Accuracy of Information.** All of the information you have given to us at the Site is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

4.2. **Review of Information.** You have read all of the information in the Disclosure Document, including all the exhibits. **Risks.** You understand all of the risks of investing, including the risk that you could lose all of your money. Without limiting that statement, you have reviewed and understand all of the risks described in the Disclosure Document.

4.3. **No Representations.** Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

4.4. **Opportunity to Ask Questions.** You have had the opportunity to ask questions about the Company and the investment at the Site. All of your questions have been answered to your satisfaction.

4.5. **Your Legal Power to Sign and Invest.** You have the legal power to sign this Investment Agreement and purchase the Interest. Your investment will not violate any contract you have entered into with someone else.

4.6. **Acting On Your Own Behalf.** You are acting on your own behalf in purchasing the Interest, not on behalf of anyone else.

4.7. **Investment Purpose.** You are purchasing the Interest solely as an investment, not with an intent to re-sell or "distribute" any part of it.

4.8. **Knowledge.** You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

4.9. **Financial Wherewithal.** You can afford this investment, even if you lose your money. You don't need this money for your current needs, like rent or utilities.

4.10. **No Government Approval.** You understand that no state or federal authority has reviewed this Investment Agreement or the Interest or made any finding relating to the value or fairness of the investment.

4.11. **Restrictions on Transfer.** You understand that the Interest may not be transferrable, and that securities laws also limit transfer. This means you will probably be required to hold the Interest indefinitely.

4.12. **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

4.13. **Tax Treatment.** We have not promised you any particular tax outcome from owning the Interest.

4.14. **Past Performance.** You understand that even if we have been successful in the past, this doesn't mean we will be successful with your Interest.

4.15. **Money Laundering.** The money you are investing was not acquired from "money laundering" or other illegal activities. You will provide us with additional information relating to the source of the funds if we reasonably believe we are required to request such information by law.

4.16. **Additional Documents.** You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

4.17. **Authority.** If the Purchaser is an entity (for example, a partnership or corporation), then the individual signing this Investment Agreement has the legal authority to do so.

5. **Confidentiality.**

The information on the Site, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the Interest.

6. **Re-Purchase of Interest.**

If we decide that you provided us with inaccurate information or have otherwise violated your obligations, we may (but shall not be required to) repurchase your Interest for an amount equal to the principal amount outstanding.

7. **Governing Law.**

Your relationship with us shall be governed by the Delaware law, without taking into account principles of conflicts of law.

8. **Arbitration.**

8.1. **Right to Arbitrate Claims**. If any kind of legal claim arises between us arising from the purchase of the Interest (but not from the operation of the Company), either of us will have the right to arbitrate the claim, rather than use the courts. There are only two exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations.

8.2. **Place of Arbitration; Rules**. All arbitration will be conducted in Washington, DC unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

8.3. **Appeal of Award.** Within 30 days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

8.4. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

8.5. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

9. **Consent to Electronic Delivery.**

You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address, so we can send information to the new address.

10. **Notices.**

All notices between us will be electronic. You will contact us by email at ashewchuk@platforms-usa.com. We will contact you by email at the email address you used to register at the Site. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

11. **Limitations on Damages.**

WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

12. **Waiver of Jury Rights.**

IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

13. **Miscellaneous Provisions.**

13.1. **No Transfer.** You may not transfer your rights or obligations.

13.2. **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

13.3. **Headings.** The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

13.4. **No Other Agreements.** This Investment Agreement and the documents it refers to are the only agreements between us.

13.5. **Electronic Signature.** You will sign this Investment Agreement electronically, rather than physically.

SAMPLE SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.

By: _____

Investor Signature

ACCEPTED: PLATFORM USA LLC

BY: PLATFORM USA MANAGER LLC

By: _____

   Adrian G. Washington, Managing Member

EXHIBIT D: LLC AGREEMENT

LIMITED LIABILITY COMPANY AGREEMENT

& FIRST AMENDMENT

OF

PLATFORM USA LLC

LIMITED LIABILITY COMPANY AGREEMENT

OF

PLATFORM USA LLC

THIS LIMITED LIABILITY COMPANY AGREEMENT (this "**Agreement**") of Platform USA LLC (the "**Company**") is entered into as of December __07__, 2020, by and among Platform USA Manager LLC, a Delaware limited liability company (the "**Manager**" or the "**Initial Member**") and the other persons, executing and delivering this Agreement as investor Members ("Class A Members") (together with the Manager and any persons who in the future may be admitted to the Company as Investor Members in accordance with this Agreement, the "**Members**").

WHEREAS, the Company was formed pursuant to the provisions of the Delaware Limited Liability Company Act (the **"Act"**), under the name "Platform USA LLC" by causing the Certificate of Formation to be filed with the Division of Corporations of the State of Delaware on December 10, 2020; and

WHEREAS, the Manager and the undersigned, constituting all of the Members of the Company, desire to be admitted to the Company, to continue the Company for the purposes hereinafter set forth, and to amend and restate the rights and obligations of, the relationships among, and certain other provisions governing the conduct of the affairs of, the Members and the Company.

NOW, THEREFORE, in consideration of the foregoing, of the mutual promises herein contained, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending legally to be bound, hereby covenant and agree as follows:

ARTICLE I
CERTAIN DEFINITIONS

Unless the context otherwise specifies or requires, capitalized terms used herein which are not otherwise defined in the text of this Agreement shall have the respective meanings assigned thereto in **Addendum I**, attached hereto and incorporated herein by reference, for all purposes of this Agreement (such definitions to be equally applicable to both the singular and the plural forms of the terms defined). Unless otherwise specified, all references herein to Articles or Sections are to Articles or Sections of this Agreement.

ARTICLE II
FORMATION; NAME; PLACE OF BUSINESS

2.01   Formation of Company; Filings

The Members of the Company hereby:

(a)   ratify and affirm the formation of the Company as a limited liability company pursuant to the Act and approve the filing of the Certificate of Formation with the Division of Corporations;

(b)   confirm and agree to their status as Members of the Company;

(c)   execute this Agreement for the purpose of continuing the existence of the Company and establishing the rights, duties, and relationship of the Members; and

(d)   (i) agree that if the laws of any jurisdiction in which the Company transacts business so require, the Manager also shall file, with the appropriate office in that jurisdiction, any documents necessary for the Company to qualify to transact business under such laws; and (ii) agree and obligate themselves to execute, acknowledge, and cause to be filed for record, in the place or places and manner prescribed by law, any amendments to the Certificate of Formation as may be required, either by the Act, by the laws of any jurisdiction in which the Company transacts business, or by this Agreement, to reflect changes in the information contained therein or otherwise to comply with the requirements of law for the continuation, preservation, and operation of the Company as a limited liability company under the Act.

2.02   Name of Company

The names under which the Company shall conduct its business is "Platform USA LLC" or "Platform LLC." The business of the Company may be conducted under any other name permitted by the Act that is deemed necessary or desirable by the Manager, in its sole and absolute discretion. The Manager shall execute, file, and record any assumed or fictitious name certificates required by the laws of the State of Delaware, the District of Columbia, or any state in which the Company conducts business.

2.03   Place of Business

The initial place of business of the Company shall be located at 3232 Georgia Avenue, NW, Suite 100, Washington, DC 20010. The Manager may hereafter change the principal place of business of the Company to such other place or places within the United States as the Manager may from time to time determine, in its sole and absolute discretion provided that, if necessary, the Manager shall amend the Certificate of Formation in accordance with the applicable requirements of the Act. The Manager may, in its sole and absolute discretion, establish and maintain such other offices and additional places of business of the Company, either within or without the District of Columbia, as it deems appropriate.

2.04   Registered Office and Registered Agent

The street address of the initial registered office of the Company shall be 1209 Orange Street, Wilmington, Delaware 19801 and the Company's registered agent at such address shall be The Corporation Trust Company.

ARTICLE III
MEMBERS; PURPOSES; POWERS

3.01   Members

The names and addresses of the Members are set forth on **Schedule 1** attached hereto.   Upon executing this Agreement and making its Initial Capital Contribution to the Company, each such Member shall be admitted as a member of the Company and issued its Interests.

3.02   Additional Members

The Manager shall have the authority without the approval of other Members to admit one or more additional Class A Members or Members of new classes of shares created by the Manager on one or more dates after the date of this Agreement. A Member shall be deemed admitted upon execution of this Agreement and payment of its Initial Capital Contribution to the Company. The Manager is hereby authorized and directed to revise **Schedule 1** as necessary from time to time to reflect the admission of any such additional Members and any substituted Members to the Company and the withdrawal of any Member, as set forth in **Section 9.02(b),** the issuance, if applicable, of Interests, and the adjustment of Interest percentages as a result of the admission of additional Members.

3.03   Purpose

The purpose of the Company is to engage in the business of providing below-ground foundations and infrastructure on which buildings located in the United States of America may be constructed and stand, as more fully described in the Platform LLC Overview Confidential Disclosure Document, dated December 18, 2020 (the "Disclosure Document"), and to engage in any other acts necessary or related to the foregoing. In carrying on its business, the Company may (i) borrow money or otherwise incur indebtedness, secured or unsecured by liens on the Company's assets or otherwise; (ii) acquire other companies or entities; (iii) enter into partnerships and other joint ventures; (iv) enter into, perform and carry out contracts and agreements of any kind; (v) form one or more subsidiaries or affiliates; (vi) bring, prosecute, defend, settle or compromise actions and proceedings at law or in equity or before any governmental authority; and (vii) take any other acts that the Manager determines necessary or appropriate.

3.04   Powers

The Company shall have the power to do any and all acts and things necessary, appropriate, advisable, or convenient for the furtherance and accomplishment of the purposes of the Company, including, without limitation, to engage in any kind of activity and to enter into and perform obligations of any kind necessary to or in connection with, or incidental to, the accomplishment of the purposes of the Company, so long as said activities and obligations may be lawfully engaged in or performed by a limited liability company under the Act.

ARTICLE IV
TERM OF COMPANY

The Company commenced on the date upon which the Certificate of Formation were duly filed with the Recording Office and shall continue until dissolved and liquidated in accordance with the provisions of **Article X**.

ARTICLE V
CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS

5.01   Capital Contributions of the Members

Only Class A Members and Members of new classes of shares created by the Manager shall be required to contribute capital to the Company. Manager shall not be required to contribute capital to the Company unless, and to the extent that, it chooses to become a Class A Member or Member of a new class of shares created by the Manager and make contributions in its capacity as such.

Upon execution of this Agreement, unless otherwise agreed in writing by the Manager, each Member shall make its Initial Capital Contribution to the Company by check or wire transfer in the amount set forth for such Member in **Schedule 1** attached hereto. Upon making its required Initial Capital Contribution, each Member shall own the Interests set forth opposite its name on **Schedule 1** attached hereto.

5.02   Capital Commitment; Initial Capital Contributions; Capital Calls

(a) Each Class A Member has acquired (or each Member of a subsequently created class will acquire) his, her, or its interest in the Company pursuant to a written Investment Agreement, which establishes the aggregate amount such Class A Member has committed to contribute to the Company (a "Capital Commitment") as well as the portion of the total Capital Commitment such Class A Member has committed to contribute initially (the "Initial Capital Contribution"). All Initial Capital Contributions shall be made upon execution of the Investment Agreement with the balance made pursuant to Capital Calls, as provided in the Investment Agreement. A Class A Member's Initial Capital Contribution together with all subsequent contributions ("Outstanding Commitment") are referred to as his, her or its "Capital Contributions." No Member shall have any obligation to make capital contributions to the Company beyond his, her or its Capital Commitment set forth in **Schedule 1** attached hereto. Each Member shall have the right to purchase additional shares in the Company on the same terms offered to any subsequent potential investor members.

(b

5.03   Capital Accounts

A separate Capital Account shall be established and maintained for each Member in all events in accordance with the Tax Allocations Addendum in **Addendum II** attached hereto and incorporated herein by reference.

5.04   Negative Capital Accounts

Except to the extent the Members are required to make contributions to the capital of the Company under **Section 5.01**, no Member shall be required to pay to the Company or to any other Member any deficit or negative balance which may exist from time to time in such Member's Capital Account.

5.05   No Interest on Capital Contributions or Capital Accounts

No Member shall be entitled to receive any interest on its Capital Contributions or its outstanding Capital Account balance.

5.06   Advances to Company

In the event that additional funds are required by the Company for or in respect of its business or any of its obligations, expenses, costs, liabilities or expenditures, then the Manager, acting for and on behalf of, and in the name of, the Company, may cause the Company to borrow such required additional funds, with interest payable at then-prevailing rates, from commercial banks, savings and loan associations and/or other lending institutions or persons (including Members).

No Member shall advance funds to the Company in excess of the amounts required hereunder to be contributed by it to the capital of the Company without the express written consent of the Manager. Unless the Manager authorizes in writing that such advances by a Member shall result in any increase in the amount of such Member's Capital Account and entitle it to any increase in its Interest, the amounts of such advances shall be a debt of the Company to such Member and shall be payable or collectible only out of the Company Assets in accordance with terms and conditions agreed upon by such advancing Member and the Manager; *provided*, *however*, that no such terms shall be more favorable to the Member making the advance than those that would be agreed to by an unrelated third-party bargaining at arm's length.

5.07   Liability of Members and the Manager

Except as otherwise provided in the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and none of the Members shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under the Act or this Agreement shall not be grounds for imposing personal liability on the Members for liabilities of the Company.

5.08   Return of Capital

No Member shall have the right to demand or to receive the return of all or any part of its Capital Account or its Capital Contributions to the Company. No Member shall have the right to demand or receive any distribution of Company Assets in any form other than cash.


ARTICLE VI
ALLOCATION OF PROFITS AND LOSSES; DISTRIBUTIONS


6.01   Allocation of Net Income or Net Loss

The Net Income or Net Loss, other items of income, gains, losses, deductions and credits, and the taxable income, gains, losses, deductions and credits of the Company, if any, for each Fiscal Year (or portion thereof) shall be allocated to the Members as provided in the Tax Allocations Addendum.

6.02   Allocation of Income and Loss with Respect to Interests Transferred

If any Interest is transferred during any Fiscal Year, the Net Income or Net Loss (and other items referred to in **Section 6.01**) attributable to such Interest for such Fiscal Year shall be allocated proportionately between the transferor and the transferee based on the number of days during such Fiscal Year for which each party was the owner of the Interest transferred.

6.03   Distributions to Members

(a) The Manager, in its sole discretion, shall determine the amount of Net Cash Flow and other property available for distribution. Prior to the liquidation of the Company upon its termination, 100% of all distributions of Net Cash Flow shall be made pro rata only to Members (including the Manager in its capacity as a Class A or a Member of subsequently created classes).

(b) Any distributions to be made to Members in connection with the sale or refinancing of the Company or in connection with the termination and liquidation of the Company shall be distributed pro rata only to Members (including the Manager in its capacity as a Class A Member or a Member of subsequently created classes).

(c) In the event the Manager determines that the Company has made a distribution to one or more Members that exceeds the amount that should have been distributed to such Member(s), such excess distribution shall be repaid to the Company either (i) by reducing the amount of future distributions to be made to such Member(s) by such excess, or (ii) by such Member repaying such amount to the Company if so requested by the Manager (provided, that if the Manager receives such an excess distribution, it shall repay such amount to the Company promptly upon the determination that it received such amount).

ARTICLE VII
MANAGEMENT

7.01   Management of the Company by the Manager

(a)   <u>Management by the Manager</u>. The Members hereby unanimously agree that the responsibility for management of the business and affairs of the Company shall be delegated solely to the Manager pursuant to the Act. No Member other than the Manager shall have the power to bind the Company.

(b)   <u>Management and Control of Company Business</u>. Except as otherwise expressly limited by the provisions of this Agreement, the Manager shall have full, exclusive, and complete discretion to manage and control the business and affairs of the Company, to make all decisions affecting the business and affairs of the Company, and to take all such actions as it deems necessary or appropriate to accomplish the purposes of the Company as set forth herein. The Manager shall use reasonable efforts to carry out the purposes of the Company and shall devote such time to the management of the business and affairs of the Company as shall be reasonably necessary. Except as otherwise expressly set forth in this Agreement, the other Members shall not have any authority, right, or power to bind the Company, or to manage or control, or to participate in the management or control of, the business and affairs of the Company in any manner whatsoever. Without limiting the generality of the foregoing, the Manager agrees that it will maintain the books and records of the Company and make periodic progress and portfolio reports to the Members in accordance with **Article VIII**, and that it will provide or cause to be provided such clerical, technical and bookkeeping services, and such personnel, office space, equipment and facilities as are necessary to fulfill its functions under this Agreement.

(c)   <u>Other Activities of the Manager</u>. Nothing contained herein shall preclude the Manager or any of its officers, members or employees (i) from acting, consistent with the foregoing, as a director of any corporation, trustee of any trust, a partner of any partnership, or as an administrative official of any other business entity, (ii) from receiving compensation for services as a director, adviser, consultant or manager with respect to, or participation in profits derived from investments in or of, any such corporation, trust, partnership or other business entity, or (iii) from investing in any securities for its own account.

(d)   <u>Powers of Manager</u>. The Manager (acting on behalf of the Company) shall have the right, power, and authority, in the management of the business and affairs of the Company, to do or cause to be done any and all acts, at the expense of the Company, deemed by the Manager to be necessary or appropriate to effectuate the purposes of the Company. The power and authority of the Manager pursuant to this Agreement shall be liberally construed to encompass all acts and activities in which a Company may engage under the Act and this Agreement. The power and authority of the Manager shall include, without limitation, the power and authority on behalf of the Company:

> (i) to do any acts or things that the Company has power to do pursuant to Section 3.04;

> (ii) create one or more additional classes of Members in the Company;

> (iii) merge or consolidate with or acquire or dispose of any other company or other entity;

> (iv) to purchase and maintain, in its sole and absolute discretion and at the expense of the Company, liability, indemnity, and any other insurance, sufficient to protect the Company, the Manager, its members, employees, agents, and Affiliates, or any other Person, from those liabilities and hazards which may be insured against in the conduct of the business and the management of the business and affairs of the Company;

> (iv) to make, execute, assign, acknowledge, and file on behalf of the Company any and all documents or instruments of any kind which the Manager may deem necessary or appropriate in carrying out the purposes of the Company, including, without limitation, powers of attorney, documents related to the financing and refinancing of the Company's assets, agreements of indemnification, and subscription agreements, stock purchase agreements, notes, security agreements, documents, or instruments of any kind or character, and amendments thereto (and no person, firm or corporation dealing with the Manager shall be required to determine or inquire into the authority or power of the Manager to bind the Company or to execute, acknowledge, or deliver any and all documents in connection therewith) and

> (v) dissolve and wind-up the affairs of the Company, as provided in Article X.

> (e) <u>Removal of Manager</u>. The Members may remove and replace the Manager by unanimous written consent only in the event of the Manager's fraud, intentional misconduct, or gross negligence.

7.02 Allocation of Expenses

The Manager shall be solely responsible for paying its own internal overhead expenses associated with normal and routine administration of the Company. The Company shall be solely responsible for all other expenses of the Company, including without limitation the following (i) the cost of outside consultants, legal, accounting, and other third-party expenses to the extent such expenses are related to the administration of the Company or its operations; (ii) auditing expenses, regulatory fees, and tax expenses; (iii) extraordinary expenses such as litigation; (iv) all charges and expenses of third parties incurred in connection with the Company's investments and development of the Project, including appraisal, legal, architect, title, sales commissions, and accounting fees; and (v) expenses associated with notices and reports to and meetings of the Members, and (vi) operating and capital expenses of the Project. The Manager shall have the right to reimbursement from the Company for any direct out-of-pocket expenses incurred or payments made on behalf of the Company, provided that such expenses or payments are appropriate for the conduct of Company business.

7.03   Other Activities of Members

As long as its activities are otherwise consistent with this Agreement, any Member may have other business interests or may engage in other business ventures of any nature or description whatsoever, whether currently existing or hereafter created, and may compete, directly or indirectly, with the business of the Company. No Member or Affiliate thereof shall incur any liability to the Company as a result of such Member's or Affiliate's pursuit of such other business interest, ventures and competitive activity, and neither the Company nor the other Members shall have any right to participate in such other business ventures or to receive or share in any income or profits derived therefrom.

7.04   Transactions with Manager or Affiliates

The Company may enter into transactions with the Manager or with any Affiliate of the Manager *provided*, *however*, that no such terms shall be more favorable to the Manager or Affiliate than those that would be agreed to by an unrelated third-party bargaining at arms' length. Without limiting the foregoing, the Manager or an affiliate of the Manager may act as developer, general contractor, and construction manager for the Project and in each such capacity be paid a fee by the Company.

7.05   Liability of Manager and Affiliates to Company and Members

Neither the Manager nor any of its Affiliates shall be liable to the Company or to the Members for any losses sustained or liabilities incurred as a result of any act or omission of any of such Persons, if (i) such Person acted in good faith and in a manner it believed to be in, or not opposed to, the interests of the Company, and (ii) the conduct of such Person did not constitute gross negligence, actual fraud, or willful misconduct.

7.06   Indemnification of the Members and any Affiliate

(a)   In accordance with the Act, the Company shall indemnify and hold harmless any Member and Affiliate thereof (individually, in each case, an "**Indemnitee**") to the fullest extent permitted by law from and against any and all losses, claims, demands, costs, damages, liabilities (joint or several), expenses of any nature (including attorneys' fees and disbursements), judgments, fines, settlements, and other amounts arising from any and all claims, demands, actions, suits, or proceedings, whether civil, criminal, administrative or investigative, in which the Indemnitee may be involved, or threatened to be involved as a party or otherwise, arising out of or incidental to the business or activities of or relating to the Company, regardless of whether the Indemnitee continues to be a Member or Affiliate thereof at the time any such liability or expense is paid or incurred; *provided*, *however*, that this provision shall not eliminate or limit the liability of an Indemnitee (i) for any breach of the Indemnitee's duty of loyalty to the Company or its Members, (ii) for acts or omissions which involve gross negligence, intentional misconduct or a knowing violation of law, or (iii) for any transaction from which the Indemnitee received any improper personal benefit.

(b)   Expenses incurred by an Indemnitee in defending any claim, demand, action, suit, or proceeding subject to this **Section 7.06** shall, from time to time, upon request by the Indemnitee be advanced by the Company prior to the final disposition of such claim, demand, action, suit, or proceeding upon receipt by the Company of an undertaking by or on behalf of the Indemnitee to repay such amount, if it shall be determined in a judicial proceeding or a binding arbitration that such Indemnitee is not entitled to be indemnified as authorized in this **Section 7.06**.

(c)   The indemnification provided by this **Section 7.06** shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, vote of the Members, as a matter of law or equity, or otherwise, both as to an action in the Indemnitee's capacity as a Member or any Affiliate thereof, and as to an action in another capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns, and administrators of the Indemnitee.

(d)   The Company may purchase and maintain insurance on behalf of the Manager and such other Persons as the Manager shall determine against any liability that may be asserted against or expense that may be incurred by such Persons in connection with the offering of Interests or the business or activities of the Company, regardless of whether the Company would have the power to indemnify such Persons against such liability under the provisions of this Agreement.

(e)   An Indemnitee shall not be denied indemnification in whole or in part under this **Section 7.06** or otherwise by reason of the fact that the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted or not expressly prohibited by the terms of this Agreement.

(f)   The provisions of this **Section 7.06** are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

ARTICLE VIII
BANK ACCOUNTS; BOOKS AND RECORDS;
STATEMENTS; TAXES; FISCAL YEAR

8.01   Bank Accounts

All funds of the Company shall be deposited in its name in such checking and savings accounts, time deposits or certificates of deposit, or other accounts at such banks or other accredited financial institutions as shall be designated by the Manager from time to time, and the Manager shall arrange for the appropriate conduct of such account or accounts.

8.02   Books and Records

The Manager shall keep, or cause to be kept, accurate, full and complete books and accounts showing assets, liabilities, income, operations, transactions and the financial condition of the Company. Such books and accounts shall be prepared on the cash or accrual basis of accounting, as determined by the Manager. Any Member, or its respective designee, shall have access thereto at any reasonable time during regular business hours and shall have the right to copy said records at its expense.

8.03   Financial Statements and Information; Portfolio Reports

(a)   All financial statements prepared pursuant to this **Section 8.03** shall present fairly the financial position and operating results of the Company and shall be prepared in accordance with generally accepted accounting principles on the cash or accrual basis as provided in **Section 8.02** for each Fiscal Year of the Company during the term of this Agreement.

(b)   Within one hundred eighty (180) days after the end of each Fiscal Year during the term of this Agreement, the Manager shall prepare and submit or cause to be prepared and submitted to the Members (i) a balance sheet, together with statements of profit and loss, Members' equity, and changes in financial position for the Company during such Fiscal Year; (ii) a report of the activities of the Company during the Fiscal Year; (iii) a report summarizing the fees and other remuneration paid by the Company for such Fiscal Year to the Manager and any Affiliate thereof; and (iv) a reviewed statement showing any amounts distributed to the Members in respect of such Fiscal Year.

(c)   The Manager shall provide to the Members such other reports and information concerning the business and affairs of the Company as may be required by the District of Columbia LLC Act or by any other law or regulation of any regulatory body applicable to the Company.

8.04   Accounting Decisions

All decisions as to accounting matters, except as specifically provided to the contrary herein, shall be made by the Manager.

8.05   Where Maintained

The books, accounts and records of the Company at all times shall be maintained at the Company's place of business under Section 2.03.

8.06   Tax Returns

(a)   At the Company's expense and in a timely fashion after the end of each Fiscal Year, the Manager shall cause to be prepared and delivered to the Members copies of all federal and state income tax returns for the Company for such Fiscal Year, one copy of which shall be filed by the Manager. Such returns shall be prepared on the cash or accrual basis, and shall accurately reflect the results of operations of the Company for such Fiscal Year. The Manager shall be the "**Tax Matters Partner**" (as defined in the Code) of the Company and the Manager is authorized and required to represent the Company (at the expense of the Company) in connection with all examinations of the affairs of the Company by any federal, state, or local tax authorities, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith.

(b) The Manager shall keep all Members fully informed of the progress of any such examination, audit or other proceeding, and any Member with an Interest of at least 10% (and any person that was a Member with an Interest of at least 10% in the year to which such examination, audit or other proceeding relates) shall have the right to participate in such examination, audit or other proceeding. Each Member and former Member agrees to cooperate with the Manager and to do or refrain from doing any or all things reasonably required by the Manager in connection with the conduct of such proceedings.

8.07   Fiscal Year

The fiscal year of the Company for financial, accounting, Federal, state and local income tax purposes shall initially be the calendar year (the "**Fiscal Year**").

ARTICLE IX
TRANSFER OF INTERESTS AND THE
SUBSTITUTION AND WITHDRAWAL OF MEMBERS

9.01   Transfer of Interests

(a) The term "transfer", when used in this **Article IX** with respect to Interests in the Company, shall include any sale, assignment, gift, pledge, hypothecation, mortgage, exchange, or other disposition, except that such term shall not include any pledge, mortgage, or hypothecation of or granting of a security interest in Interests in connection with any financing obtained on behalf of the Company.

(b) No Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this **Article IX**. Any transfer or purported transfer of any Interests not made in accordance with this **Article IX** shall be void ab initio.

9.02   Restrictions on Transfers

(a) No Member may transfer all or any of its Interest, without the express written consent of the Manager, which may be granted or withheld in its sole and absolute discretion, and which consent may be conditioned upon receipt by the Company of a written opinion of counsel for the Company or of other counsel reasonably satisfactory to the Company (which opinion shall be obtained at the expense of the transferor) that the proposed transfer will not result in any of the Prohibited Events. The transferor hereby agrees to reimburse the Company, at the request of the Manager, for any expenses reasonably incurred by the Company in the course of consummating the proposed transfer.

(b)   Any transferee of an Interest shall become a substituted Member upon (i) the express written consent of the Manager in the exercise of its sole and absolute discretion; and (ii) the transferee agreeing to be bound by all the terms and conditions of the Certificate of Formation and this Agreement as then in effect. Unless and until a transferee is admitted as a substituted Member, the transferee shall have no right to exercise any of the powers, rights, and privileges of a Member hereunder. A Member who has transferred its Interest shall cease to be a Member upon transfer of all of such Member's Interest and thereafter shall have no further powers, rights, and privileges as a Member hereunder except as provided in **Section 7.06** and **Section 8.06(b)**.

(c)   The Company, each Member, the Manager, and any other person or persons having business with the Company need deal only with Members who are admitted as Members or as substituted Members of the Company, and they shall not be required to deal with any other person by reason of transfer by a Member or by reason of the death of a Member, except as otherwise provided in this Agreement. In the absence of the substitution (as provided herein) of a Member for a transferring or a deceased Member, any payment to a Member or to a Member's executors or administrators shall acquit the Company and the Manager of all liability to any other persons who may be interested in such payment by reason of an assignment by, or the death of, such Member.

9.03   No Right to Withdraw

No Member shall have any right to resign, retire or otherwise withdraw from the Company without the express written consent of the Manager.

9.04   Right of Company to Acquire Interests

Notwithstanding anything to the contrary contained herein, in the event any attribute or characteristic of a Member (a "**Nonqualifying Member**") would cause any of the Prohibited Events, then the Company shall have the right to acquire the Interest of the Nonqualifying Member in accordance with this **Section 9.04**. In the event the Manager becomes aware that a Member has an attribute or characteristic that would cause a Prohibited Event, the Manager may provide the Nonqualifying Member with a written notice and a fifteen (15) day period to provide documentation reasonably acceptable to Manager demonstrating that such attribute or characteristic does not exist or has been cured. If the Nonqualifying Member fails to provide such documentation, the Manager may cause the Company to acquire the Nonqualifying Member's Interest for an amount equal to the lesser of (a) the Nonqualifying Member's Capital Contributions minus any Return of Capital or (b) the amount the Member would receive pursuant to **Section 10.04** if the Company were to dissolve on the date of the transfer of the Interest. Such amount shall be determined by the Manager in its reasonable discretion. The transfer of the Nonqualifying Member's Interest shall occur upon ten (10) days written notice from the Manager. Each Member appoints the Manager as its attorney-in-fact with the power to execute all documents and take all actions necessary to transfer or acquire the Interest of a

Nonqualifying Member in accordance with this Agreement. This power of attorney is irrevocable and coupled with an interest.

ARTICLE X
DISSOLUTION AND LIQUIDATION

10.01 Events Causing Dissolution

The Company shall be dissolved and its affairs wound up upon the occurrence of any of the following events:

(a) the sale or other disposition by the Company of all or substantially all of the Company Assets and the collection of all amounts derived from any such sale or other disposition, including all amounts payable to the Company under any promissory notes or other evidences of indebtedness taken by the Company and the satisfaction of contingent liabilities of the Company in connection with such sale or other disposition (unless the Members shall elect to distribute such indebtedness to the Members in liquidation); or

(b) the occurrence of any event that, under the Act, would cause the dissolution of the Company or that would make it unlawful for the business of the Company to be continued.

10.02 Right to Continue Business of the Company

Upon an event described in **Section 10.01(a) or 10.01(b)** the Company thereafter shall be dissolved and liquidated unless, within 90 days after such event, the Members, by Majority in Interest, shall elect to continue the business of the Company. If such an election to continue the Company is made, then the Company shall continue until another event causing dissolution in accordance with this **Article X** shall occur.

10.03 Cancellation of Certificate of Formation

Upon the dissolution and the completion of winding up of the Company, the Certificate of Formation shall be canceled in accordance with the provisions of the Act, and the Manager (or any other person or entity responsible for winding up the affairs of the Company) shall promptly notify the Members of such dissolution.

10.04 Distributions upon Dissolution

(a) Upon the dissolution of the Company, the Manager (or any other person or entity responsible for winding up the affairs of the Company) shall proceed without any unnecessary delay (consistent with maximizing returns to the Company) to sell or otherwise liquidate the Company Assets and pay or make due provision for the payment of all debts, liabilities and obligations of the Company.

(b) The remaining assets of the Company to be distributed to the Members in connection with the dissolution and liquidation of the Company pursuant to this Article X, after payment of all debts (including mortgage loans) and liabilities of the Company, the payment of expenses of liquidation of the Company, and the establishment of a reasonable reserve (including, without limitation, an amount estimated by the Manager to be sufficient to pay any amount reasonably anticipated to be required to be paid pursuant to Section 7.06), shall be distributed pursuant to Section 6.03(b) hereto.

10.05   Reasonable Time for Winding Up

A reasonable time shall be allowed for the orderly winding up of the business and affairs of the Company and the liquidation of its assets pursuant to **Section 10.04** in order to maximize any profits or minimize any losses otherwise attendant upon such a winding up.

ARTICLE XI
MISCELLANEOUS PROVISIONS

11.01   Compliance with District of Columbia Uniform Limited Liability Act

Each Member agrees not to take any action or fail to take any action which, considered alone or in the aggregate with other actions or events, would result in the termination of the Company under the Act.

11.02   Additional Actions and Documents

Each of the Members hereby agrees to take or cause to be taken such further actions, to execute, acknowledge, deliver and file or to cause to be executed, acknowledged, delivered and filed such further documents and instruments, and to use best efforts to obtain such consents, as may be necessary or as may be reasonably requested in order to effectuate fully the purposes, terms and conditions of this Agreement, whether before, at or after the closing of the transactions contemplated by this Agreement.

11.03   Notices

All notices, demands, requests or other communications which may be or are required to be given, served, or sent by the Company or a Member pursuant to this Agreement shall be in writing and shall be (i) delivered by email; (ii) hand delivered (including delivery by courier), (iii) sent by recognized same day or overnight delivery service, (iv) mailed by first-class mail, or (v) transmitted by facsimile transmission, addressed as set forth on **Schedule 1** attached hereto. Each Member may designate by notice in writing a new address to which any notice, demand, request or communication may thereafter be so given, served or sent. Each notice, demand, request or communication which shall be delivered, mailed or transmitted in the manner described above shall be deemed sufficiently given, served, sent or received for all purposes at such time as it is transmitted or delivered to the addressee or at such time as delivery is refused by the addressee upon presentation or on the date delivery was attempted but failed on account of the receiving party no longer being located at the address for such party then reflected in the Company's records.

11.04 Severability

The invalidity of any one or more provisions hereof or of any other agreement or instrument given pursuant to or in connection with this Agreement shall not affect the remaining portions of this Agreement or any such other agreement or instrument or any part thereof, all of which are inserted conditionally on their being held valid in law; and in the event that one or more of the provisions contained herein or therein should be invalid, or should operate to render this Agreement or any such other agreement or instrument invalid, this Agreement and such other agreements and instruments shall be construed as if such invalid provisions had not been inserted.

11.05 Survival

It is the express intention and agreement of the Members that all covenants, agreements, statements, representations, warranties and indemnities made in this Agreement shall survive the execution and delivery of this Agreement.

11.06 Waivers

Neither the waiver by a Member of a breach of, or a default under any of the provisions of, this Agreement, nor the failure of a Member, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right, remedy or privilege hereunder, shall thereafter be construed as a waiver of any subsequent breach or default of a similar nature, or as a waiver of any such provisions, rights, remedies or privileges hereunder.

11.07 Exercise of Rights

No failure or delay on the part of a Member or the Company in exercising any right, power or privilege hereunder and no course of dealing between the Members or between a Member and the Company shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein expressly provided are cumulative and not exclusive of any other rights or remedies which a Member or the Company would otherwise have at law or in equity or otherwise.

11.08 Binding Effect

Subject to any provisions hereof restricting assignment, this Agreement shall be binding upon and shall inure to the benefit of the Members and their respective heirs, devises, executors, administrators, legal representatives, successors and assigns.

11.9 Limitation on Benefits of this Agreement

Subject to **Section 7.06**, it is the explicit intention of the Members that no person or entity other than the Members and the Company is or shall be entitled to bring any action to enforce any provision of this Agreement against any Member or the Company, and that the covenants, undertakings and agreements set forth in this Agreement shall be solely for the benefit of, and shall be enforceable only by, the Members (or their respective successors and assigns as permitted hereunder) and the Company.

11.10 Power of Attorney; Amendment

(a) Each Member hereby irrecovacably constitutes and appoints the Manager, with full power of substitution, the true and lawful attorney-in-fact and agent for such Member, to execute, acknowledge, verify, swear to, deliver, record, and file, in its or its assignee's name, place and stead, (i) all instruments, documents and certificates which may from time to time be required by the laws of the United States of America, any jurisdiction in which the Company conducts or plans to conduct its affairs, or any political subdivision or agency thereof to effectuate, implement and continue the valid existence and affairs of the Company, (ii) any amendments to this Agreement permitted by this Section 11.10 and Section 3.02, (iii) all instruments and documents related to the admission of new Members or substitute members, withdrawal of Members, or issuance or transfer of Interests, and (iv) all agreements, instruments and documents related to the acquisition financing or refinancing of assets or activity, including, but not limited to third-party lender required "single purpose entity" provisions. To the fullest extent permitted by law, the power of attorney granted herein shall survive and not be affected by the dissolution, bankruptcy, incapacity or legal disability of the Member and shall extend to its successors and assigns. This power of attorney shall terminate upon the bankruptcy, dissolution, disability or incompetence of the Manager. Any person dealing with the Company may conclusively presume and rely upon the fact that any instrument and document referred to above, executed by such attorney-in-fact and agent, is authorized, regular and binding without further inquiry.

(b) This Agreement may be modified or amended in writing by Members, including the Manager as a Class A Member or a Member of subsequently created classes, owning fifty percent (50%) or more of the ownership interests in the Company; provided, however, the Manager may, without the approval of the other Members, amend this Agreement (i) as set for in Section 3.02, (ii) to include "single purpose entity" provisions required by any third-party lender to the Company, and (iii) for any other purpose, provided such amendment does not adversely affect the Members of the Company.

11.11 Entire Agreement

This Agreement (including the Addenda and Exhibits hereto) contains the entire agreement among the Members with respect to the transactions contemplated herein, and supersedes all prior oral or written agreements, commitments or understandings with respect to the matters provided for herein and therein.

11.12   Pronouns

All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or entity may require.

11.13   Headings

Article, Section and subsection headings contained in this Agreement are inserted for convenience of reference only, shall not be deemed to be a part of this Agreement for any purpose, and shall not in any way define or affect the meaning, construction or scope of any of the provisions hereof.

11.14   Governing Law

This Agreement, the rights and obligations of the parties hereto, and any claims or disputes relating thereto, shall be governed by and construed in accordance with the laws of the District of Columbia (but not including the choice of law rules thereof).

11.15   Execution in Counterparts

To facilitate execution, this Agreement may be executed in as many counterparts as may be required; and it shall not be necessary that the signatures of, or on behalf of, each party, or that the signatures of all persons required to bind any party, appear on each counterpart; but it shall be sufficient that the signature of, or on behalf of, each party, or that the signatures of the persons required to bind any party, appear on one or more of the counterparts. All counterparts shall collectively constitute a single agreement. The signature of any party, whether original, electronic or transmitted electronically to any counterpart shall be deemed an original signature to, and may be appended to, any other counterpart.

[Signature Pages Follow]

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement to be duly executed on its behalf, as of the day and year first hereinabove set forth.

MANAGER AND INVESTOR MEMBER:

Platform USA Manager LLC, a Delaware limited liability company

By: _____

Adrian G. Washington, Manager

[Individual Member Signature Page]

        IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of the day and year first hereinabove set forth.

MEMBER:

_____
(Signature of Individual Investor)

Print Name: _____
                    (Name of Individual Investor)

Social Security No. _____

[Entity Member Signature Page]

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of the day and year first hereinabove set forth.

MEMBER:

Entity: ________________________________

By: ____________________________________

Print Name: ______________________________

Title: _____________________________________

EIN No. ______________________________

SCHEDULE 1

Members	Capital Commitment	Initial Capital Contribution	Jan. 2021 Payment	June 2021 Payment	% Ownership
Platform USA Manager LLC					90%
Class A Members (Projected)	$2,000,000	$200,000	$800,000	$1,000,000	10%

THE LIMITED LIABILITY INTEREST EVIDENCED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER APPLICABLE STATE SECURITIES LAWS (THE "STATE ACTS"), AND MAY BE OFFERED OR SOLD BY A PURCHASER OF THE LIMITED LIABILITY INTEREST ONLY (1) UPON REGISTRATION OF THE LIMITED LIABILITY INTEREST UNDER THE ACT AND THE STATE ACTS OR PURSUANT TO AN EXEMPTION THEREFROM, AND (2) AFTER COMPLIANCE WITH ALL RESTRICTIONS ON TRANSFER OF LIMITED LIABILITY INTEREST IMPOSED BY THIS AGREEMENT, INCLUDING (WITHOUT LIMITATION) THE PROVISIONS OF ARTICLE IX.

*   *   *   *   *

LIMITED LIABILITY COMPANY AGREEMENT

OF

PLATFORM USA LLC

ADDENDUM I

DEFINITIONS

Affiliate: (a) Any Person directly or indirectly owning, controlling, or holding power to vote ten percent (10%) or more of the outstanding voting securities of the Person in question; (b) any Person ten percent (10%) or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the Person in question; (c) any Person directly or indirectly controlling, controlled by, or under common control with the Person in question; (d) if the Person in question is a corporation, any executive officer or director of the Person in question or of any corporation directly or indirectly controlling the Person in question; (e) if the Person in question is a partnership, any general partner owning or controlling ten percent (10%) or more of either the capital or profits interest in such partnership; and (f) if the Person in question is a limited liability company, any member owning or controlling ten percent (10%) or more of either the capital or profits interest in such limited liability company; and (g) with respect to the Manager, any family members or other relatives of the members of the Manager. As used in this definition of "Affiliate", the term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

Agreement: This Amended and Restated Operating Agreement, as it may be further amended or supplemented from time to time.

Certificate of Formation: The Certificate of Formation of the Company, dated as of December 10, 2020 and filed on behalf of the Company with the Division of Corporations of the State of Delaware on December 10, 2020, as amended from time to time.

Business Day: Monday through Friday of each week, except that a legal holiday recognized as such by the Government of the United States shall not be regarded as a Business Day.

Capital Account: The capital account established and maintained for each Member pursuant to the Tax Allocations Addendum in **Addendum II** attached hereto.

Capital Contributions: The amount of each Member's aggregate capital contributions actually made to the Company.

Code: The Internal Revenue Code of 1986, as in effect and hereafter amended, and, unless the context otherwise requires, applicable regulations thereunder. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of future law.

Company: As defined in the preamble.

Company Assets: All assets and property, whether tangible or intangible and whether real, personal, or mixed, at any time owned by or held for the benefit of the Company.

Company Interest: As to any Member, all of the interest of that Member in the Company, including, without limitation, such Member's (i) Interests (ii) right to a distributive share of the income, gain, losses and deductions of the Company in accordance with this Agreement, (iii) right to a distributive share of Company Assets, and (iv) voting rights.

Fiscal Year: As defined in **Section 8.07**.

IAA: Investment Advisers Act of 1940, as amended.

IAC: Investment Company Act of 1940, as amended.

Indemnitee: As defined in **Section 7.06**.

Initial Capital Contribution: The Capital Contribution required to be made by each Member upon admission to the Company in accordance with **Section 5.01**, the amount of which is set forth opposite its name on **Schedule 1** hereto.

Majority in Interest: Members holding a majority of the Percentage Interests.

Manager: Platform USA Manager LLC or such other Person as is designated Manager in accordance with this Agreement.

Members: The Persons named as Members on **Schedule 1** and any other Person who shall in the future execute and deliver this Agreement, or other documents as the Manager deems necessary or appropriate to evidence such Person's agreement to be admitted as a Member and be bound by the terms and conditions of the Certificate of Formation and this Agreement, pursuant to the provisions hereof. "**Member**" means one of the Members.

Net Cash Flow shall mean and refer to the excess of the cash receipts of the Company plus any other funds (including amounts previously set aside as reserves by the Manager, where and to the extent that the Manager no longer regards such reserves as reasonably necessary for the efficient conduct of the Company's business), over the amount of cash needed by the Company, as determined by the Manager, to (i) service its debts and obligations; (ii) maintain adequate capital and reserves for reasonably foreseeable needs of the Company; and (iii) conduct its business and carry out its purposes.

Person: Any individual, corporation, association, partnership, limited liability company, joint venture, trust, estate, or other entity or organization.

Prohibited Events: Any events triggering any of the following: (i) the Company or its Manager being subject to any additional regulatory requirements, including, without limitation, those imposed by the Securities Act of 1933, as amended, IAC, the IAA or the Blue Sky Regulations of any state, (ii) a violation of applicable law or this Agreement, (iii) the Company being classified as an association that is taxable as a corporation, (iv) the Company becoming subject to tax as a corporation pursuant to §7704 of the Code, or (v) the Company being deemed terminated pursuant to §708 of the Code.

Recording Office: The Division of Corporations of the State of Delaware.

Tax Allocations Addendum: The Addendum attached to the Agreement as **Addendum II** and incorporated herein by reference.

ADDENDUM II

TAX ALLOCATIONS ADDENDUM

1.   Purpose.

This Tax Allocations Addendum (the "Addendum") is attached to, and constitutes a part of, the Limited Liability Company Agreement of Platform USA LLC (the "Company"), as it may be amended from time to time (the "Agreement"), for the purpose of setting forth the rules governing the maintenance of the Capital Accounts required to be maintained for each Member under the Agreement and the rules governing the allocation of the Company's items of Net Income and Net Loss, other items of income, gain, loss, deduction and credit, and taxable income, gain, loss, deduction, and credit. This Addendum is to be construed and applied to the extent practicable in a manner consistent with the Members' agreement with respect to Company distributions as set forth in Article VI of the Agreement.

2.   Certain Definitions.

Unless otherwise provided in this Addendum, all capitalized terms used in this Addendum shall have the meanings assigned to them in other provisions of the Agreement. In addition, the following terms shall have the meanings indicated:

Addendum: This Tax Allocations Addendum, as it may be amended from time to time.

Adjusted Basis: The basis for determining gain or loss for federal income tax purposes from the sale or other disposition of property, as defined in Section 1011 of the Code.

Adjusted Capital Account Balance: The balance in a Member's Capital Account after crediting to that account the Member's current share of minimum gain as determined in Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5). This definition of "Adjusted Capital Account Balance" and the provisions in section 4 of this Addendum that contain the term "Adjusted Capital Account Balance" are intended to take into account, in determining a Member's Capital Account balance prior to liquidation, such Member's share, if any, of future expected recapture of deductions attributable to nonrecourse debt.

Carrying Value: With respect to any asset, the asset's Adjusted Basis, except as follows:

(a) the initial Carrying Value of any asset contributed (or deemed contributed) to the Company shall be such asset's fair market value at the time of such contribution as agreed upon by the contributing Member and Manager;

(b) upon adjustment of the Members' Capital Accounts pursuant to section 3(d) of this Addendum, the Carrying Values of all Company Assets shall be adjusted to equal their respective fair market values at the time of such adjustment;

(c) any adjustments to the Adjusted Basis of any asset of the Company pursuant to section 734 or 743 of the Code shall not be taken into account in determining such asset's Carrying Value; and

(d) if the Carrying Value of any asset has been determined pursuant to paragraph (a), (b) or (c) above, such Carrying Value shall thereafter be adjusted in the same manner as would the asset's Adjusted Basis, except that depreciation, amortization or other cost recovery deductions shall be computed based on the asset's Carrying Value as so determined, and not on the asset's Adjusted Basis.

Excess Deficit Balance: The deficit balance, if any, in a Member's Capital Account as of the end of a Fiscal Year determined, solely for purposes of this definition of "Excess Deficit Balance", by crediting the Member's Capital Account with the amount of any deficit balance in such Capital Account that the Member is obligated to restore or is treated as obligated to restore pursuant to Regulations sections 1.704-1(b)(2)(ii)(*b*)(3) and 1.704-1(b)(2)(ii)(*c*) or is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations sections 1.704-2(g)(1) and 1.704-2(i)(5) (determined after taking into account any Nonrecourse Deductions or recapture of Nonrecourse Deductions, as provided in section 4.3(a) of this Addendum, for such year), and by debiting the Member's Capital Account with any adjustment, allocation, or distribution described in paragraph (4), (5), or (6) of Regulations section 1.704-1(b)(2)(ii)(*d*). This definition of "Excess Deficit Balance" and the provisions in section 4 of this Addendum that contain the term "Excess Deficit Balance" are intended to deal with the theoretical but unlikely circumstances in which Capital Accounts could, but for the inclusion of such provisions in this Addendum, be driven negative without economic significance.

Fiscal Year: The fiscal year of the Company under the Agreement.

Net Income and Net Loss: For a period as determined for federal income tax purposes, the taxable income or loss, respectively, computed with the following adjustments:

(a) items of gain, loss and deduction relating to Company Assets shall be computed based on the Carrying Values of the Company's Assets rather than upon the assets' Adjusted Bases, and in the case of depreciation, amortization or other cost recovery deductions, computed using the same method and useful life used by the Company in computing such deductions for federal income tax purposes;

(b) tax-exempt income of the Company shall be treated, for purposes of this definition only, as gross income;

(c) expenditures of the Company described in section 705(a)(2)(B) of the Code or treated as such expenditures pursuant to Regulations section 1.704-1(b)(2)(iv)(*i*) shall be treated, for purposes of this definition only, as deductible expenses; and

(d) notwithstanding any other provision of this definition, any items which are specially allocated pursuant to section 4.3 of this Addendum shall not be taken into account in computing Net Income or Net Loss.

Nonrecourse Deduction: A deduction of the Company described in Regulations sections 1.704-2(c) and (j)(1)(ii).

Regulations: The regulations issued by the United States Department of the Treasury under the Code as now in effect and as they may be amended from time to time, and any successor regulations.

3.   Maintenance of Capital Accounts.

(a) The Manager shall maintain Capital Accounts for each Member in accordance with the rules set forth in Regulations sections 1.704-1(b)(2)(iv) and 1.704-2. Consistent with such Regulations, the Capital Account of each Member shall be credited with:

(i)   the amount of cash and the fair market value of any property (net of liabilities secured by such property, which liabilities are assumed or taken subject to by the Company) contributed to the Company by such Member; and

(ii)   all Net Income and other specially allocated items of income and gain of the Company allocated to such Member pursuant to section 4 of this Addendum;

and shall be debited with the sum of:

(iii)   all Net Losses and other specially allocated items of loss or deduction of the Company allocated to such Member pursuant to section 4 of this Addendum; and

(iv)   all cash and the fair market value of any property (net of liabilities secured by such property, which liabilities are assumed or taken subject to by such Member) distributed by the Company to such Member pursuant to Section 6.03 or Section 10.04 of the Agreement.

Any references in this Addendum or in the Agreement to the Capital Account of a Member shall be deemed to refer to such Capital Account as the same may be credited or debited from time to time as set forth above.

(b) Immediately prior to decreasing a Member's Capital Account to reflect any distribution of an Company Asset to it (other than cash) (including a deemed liquidating distribution under section 708 of the Code), all Members' Capital Accounts shall be adjusted to reflect the manner in which the unrealized income, gain, loss and deduction inherent in such Company Asset (that has not been reflected in the Capital Accounts previously) would be allocated among the Members if there were a taxable disposition of such Company Asset for its fair market value (but not for less than the amount of any nonrecourse indebtedness secured by such Company Asset).

(c) A Member shall be considered to have only one Capital Account.

(d) The Manager may increase or decrease the Capital Account balances of the Members to reflect a revaluation of Company Assets on the Company's books to the extent required or permitted by the Regulations. Any adjustment to the Capital Account balances made pursuant to this section 3(d) of this Addendum must be based on the fair market value of the Company Assets as determined by the Members (provided that no Company Asset shall be valued at an amount less than any nonrecourse indebtedness to which such Company Asset is subject on the date of adjustment) and must reflect the manner in which the unrealized income, gain, loss, or deduction inherent in such Company Assets (that has not been reflected in a Capital Account previously) would be allocated among the Members if there were a taxable disposition of such Company Assets for such fair market value on that date.

(e) Any permitted transferee of an interest in the Company shall succeed to the Capital Account relating to the interest transferred.

(f) Except as otherwise provided in this Addendum or the Agreement, whenever it is necessary to determine the Capital Account of any Member, the Capital Account of such Member shall be determined after giving effect to all allocations pursuant to section 4 of this Addendum and all actual or deemed contributions and distributions made prior to the time as of which such determination is to be made.

4.   Allocations.

4.1   Net Income. Subject to section 4.3 of this Addendum, the Net Income of the Company, if any, for each Fiscal Year (or portion thereof) shall be allocated to the Members, pro rata, in proportion to the number of Interests owned by each of them.

4.2   Net Loss. Subject to section 4.3 of this Addendum, the Net Loss of the Company, if any, for each Fiscal Year (or portion thereof) shall be allocated to the Members in accordance with their Percentage Interest.

4.3   Special Allocation Rules. The following allocation rules shall apply notwithstanding the provisions of sections 4.1 and 4.2 of this Addendum, and the provisions of section 4.1 and 4.2 of this Addendum shall be applied only after giving effect to the following rules.

(a) Nonrecourse Deductions for a Fiscal Year shall be allocated to the Members in the same manner as Net Loss is allocated pursuant to section 4.2 of this Addendum. In accordance with Regulations sections 1.704-2(f), (g) and (j), upon the recapture (or other reversal) of Nonrecourse Deductions, items of income or gain of the Company shall be allocated to the Members in proportion to the amount of such Nonrecourse Deductions previously allocated to them pursuant to the preceding sentence (and not previously recaptured pursuant to this sentence). With respect to a liability (or portion thereof) of the Company that is considered nonrecourse for purposes of Regulations section 1.1001-2 but with respect to which a Member bears (or is deemed to bear) the economic risk of loss under Regulations section 1.752-2, deductions associated with such liability (and the recapture or other reversal of such deductions) shall be allocated in accordance with Regulations section 1.704-2(i) and (j).

(b) For purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Regulations section 1.752-3(a)(3), the respective interests of the Members in Company profits shall be equal to their respective Percentage Interests.

(c) In the event a Member receives with respect to a Fiscal Year an adjustment, allocation, or distribution described in subparagraphs (4), (5), or (6) of Regulations section 1.704-1(b)(2)(ii)(*d*) that causes or increases an Excess Deficit Balance in such Member's Capital Account, such Member shall be specially allocated for such Fiscal Year (and, if necessary, in subsequent Fiscal Years) items of income and gain in an amount and manner sufficient to eliminate such Excess Deficit Balance as promptly as possible. Items to be so allocated shall be determined and the allocations made as provided in Regulations section 1.704-1(b)(2)(ii)(*d*). This provision is a "qualified income offset" within the meaning of Treasury Regulations §1.704-1(b)(2)(ii)(d) and shall be construed as such.

(d)   If there is a net decrease in Company Minimum Gain during a Company taxable year, each Member will be allocated items of income and gain for such year (and, if necessary, subsequent years) in proportion to, and to the extent of, an amount equal to such Member's share of the net decrease in Company Minimum Gain during the year, before any other allocation of Company items for such taxable year. A Member shall not be subject to this mandatory allocation of income or gain to the extent that any of the exceptions provided in Treasury Regulations §1.704-2(f)(2)-(5) applies. All allocations pursuant to this Section 4.3(d) shall be in accordance with Treasury Regulations §1.704-2(f). This provision is a "minimum gain chargeback" within the meaning of Treasury Regulations §1.704-2(f) and shall be construed as such.

(e)   In the event any Member has a deficit Capital Account at the end of any fiscal year in excess of the sum of (i) the amount that such Member must restore to the Company upon liquidation, if any, and (ii) the amount such Member is deemed obligated to restore pursuant to the penultimate sentence of Treasury Regulations §1.704-2(g) and §1.704-2(i)(5), such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 4.3(e) shall be made if and only to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Section 4 have been tentatively made as if this Section 4.3(e) and Section 4.3(c) hereof were not in the Addendum.

(f) No Net Loss or Company deductions for any Fiscal Year shall be allocated to any Member to the extent such allocation would cause or increase an Excess Deficit Balance in such Member's Capital Account.

(g) In the event that any fees, interest, or other amounts paid pursuant to the Agreement, or any agreement between the Company and a payee providing for the payment of such amounts, and deducted by the Company, whether in reliance on sections 162, 163, 707(a), and/or 707(c) of the Code or otherwise, on its federal income tax return for the Fiscal Year in or with respect to which such amounts are claimed, are disallowed as deductions to the Company and are treated as Company distributions, then:

(i)   the Net Income or Net Loss, as the case may be, for the Fiscal Year in or with respect to which such deduction was claimed shall be increased or decreased, as the case may be, by the amount of such deduction that is so disallowed and treated as a Company distribution; and

(ii)   there shall be allocated to the payee who received (or whose affiliate received) such payments, prior to the allocations pursuant to sections 4.1 and 4.2 of this Addendum, an amount of gross income of the Company for the Fiscal Year in or with respect to which such claimed deduction was disallowed equal to the amount of such deduction that is so disallowed and treated as a Company distribution.

4.4   Tax Allocations

(a) For federal income and applicable state tax purposes, all items of taxable income, gain, loss and deduction of the Company shall be allocated to the Members in the same manner as are Net Income, Net Loss and items of income, gain, loss and deduction pursuant to sections 4.1, 4.2 and 4.3 of this Addendum, and items of credit shall be allocated to the Members, generally in the same manner as items of Net Income, Net Loss and items of income, gain, loss and deduction, as provided in Regulations section 1.704-1(b)(4)(ii); provided, however, that the character of any income recognized pursuant to section 1245 or 1250 of the Code and any investment credit recapture recognized pursuant to section 47 of the Code shall be allocated among the Members in the same proportions as the cost recovery deductions and investment credits giving rise to such income or recapture were allocated among such Members and their respective predecessors in interest; and provided further, that if the Carrying Value of any Company Asset differs from its Adjusted Basis, then items of taxable income, gain, loss and deduction shall be allocated among the Members in a manner that takes account of both the amount and character of such difference and that is consistent with section 704(c) of the Code and the Regulations thereunder and Regulations sections 1.704-1(b)(2)(iv)(*f*), (b)(2)(iv)(*g*) and (b)(4)(i).

(b) In making the tax allocations provided for in section 4.4(a) of this Addendum, appropriate adjustments shall be made as necessary to take into account the effects of any section 754 election.

4.5   Withholding Taxes

(a) The Company shall be entitled to withhold or cause to be withheld from any Member's distributions from the Company such amounts on account of taxes or similar charges, if any, as are required by applicable law. Each Member shall furnish to the Company from time to time all such information as is required by applicable law or otherwise reasonably requested by the Company (including certificates in the form prescribed by the Code or Regulations or applicable state, local or foreign law) to permit the Company to ascertain whether and in what amount withholding is required in respect of such Member.

(b) If the Company itself pays any tax (including penalties or interest) or similar charge on behalf of any Member (other than by withholding from a distribution) or pays any amount (including any tax, penalty, or interest) in respect of any failure to withhold from any Member as required by applicable law, such Member shall on demand reimburse the Company for the amount of such payment plus interest thereon (accruing from the date such payment was made by the Company) at a floating rate per annum (which shall change from time to time in accordance with the Prime Rate specified below, as the Prime Rate changes) equal to the lesser of (i) the highest lawful rate of interest or (ii) the prime rate of interest (as established by Citibank, N.A. in New York, New York, from time to time, regardless of whether such rate is designated by such bank as its "prime" rate, "reference" rate, "base" rate, or some other nomenclature) (the "Prime Rate") plus 2%. The Company shall have a security interest in the Company Interest of any Member who owes money to it pursuant to this section 4.5(b) of this Addendum and, in addition to all other rights and remedies of the Company with respect to such security interest or otherwise available at law or in equity, the Company shall have the right to offset, or cause to be offset, against any such Member's distributions under the Agreement or this Addendum all amounts owed by such Member to the Company pursuant to this section 4.5(b) of this Addendum.

(c) Any amounts withheld or offset by the Company in accordance with section 4.5(a) or 4.5(b) of this Addendum shall nevertheless, for purposes of the Agreement and this Addendum be deemed to have been distributed to the Member in respect of which they are withheld.

5.   Section 754 Election

The Tax Matters Partner shall cause the Company to file an election under section 754 of the Code to provide for an adjustment to the Adjusted Basis of Company Assets if requested to by a Member in connection with the disposition of an Interest by that Member.

6.   Compliance with Section 704(b)

The provisions in this Addendum and Agreement pertaining to allocations and adjustments of the Capital Accounts are intended to comply with Code section 704(b) and the regulations thereunder. The Manager or Tax Matters Partner, whichever the case may be, shall make appropriate modifications when needed to comply with this Code section or the Regulations thereunder, to the extent such modifications would not result in any material modification of the economic arrangement of the Members as reflected in the allocation, distribution and liquidation provisions of section 4 of this Addendum and sections 6.03 and 10.03 of the Agreement.

7.   Issuances to New Members

        The Members acknowledge that the provisions of this Tax Allocations Addendum may require amendment in the event of an issuance of an Interest to a new Member.

FIRST AMENDMENT TO
LIMITED LIABILITY COMPANY AGREEMENT
OF
PLATFORM USA LLC

This **First Amendment to Limited Liability Company Agreement** (this "First Amendment") **of Platform USA LLC** (the "Company") is entered into as of February 18, 2022, by and among Platform USA Manager LLC, a Delaware limited liability company (the "Manager"), the persons who have purchased Class A Shares prior to the date hereof (the "Existing Class A Members"), and the persons who purchase Class A Shares following the date of this First Amendment.   The Existing Class A Members and the New Class A Members are sometimes referred to in this Agreement as the "Class A Members."

WHEREAS, the Company was formed by the Manager pursuant to the provisions of the Delaware Limited Liability Company Act (the **"Act"**) under the name "Platform USA LLC" by causing the Certificate of Formation to be filed with the Division of Corporations of the State of Delaware on December 10, 2020;

WHEREAS, the Class A Members of the Company were admitted to the Company pursuant to the terms and conditions of the Limited Liability Company Agreement of the Company, dated December 23, 2020 (the "Operating Agreement"), for the purposes stated therein;

WHEREAS, the Company and its Members wish to amend the Operating Agreement to clarify certain provisions thereof.

NOW, THEREFORE, in consideration of the foregoing, of the mutual promises herein contained, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending legally to be bound, hereby covenant and agree as follows:

1.   Unless the context otherwise specifies or requires, capitalized terms used herein which are not otherwise defined shall have the respective meanings assigned in the Operating Agreement. Unless otherwise specified, all references herein to Articles or Sections are to Articles or Sections of the Operating Agreement.

2.   The Operating Agreement is hereby amended by substituting the words "share" or "shares" for, respectively, "Interest" or "Interests" wherever they appear,

3.   Sections 3.01 and 3.02 of the Operating Agreement are hereby deleted in their entirety and the following new Sections 3.01 and 3.02 are substituted in their stead:

"Section 3.01. Contributions of Members.

Each Existing Class A Member has acquired Class A Shares of the Company as set forth on Schedule 1. Each New Class A Member shall contribute to the capital of the Company the amount set forth in such New Class A Member's Investment Agreement. The capital contributions of Members are referred to in this Agreement as "Capital Contributions."

Section 3.02. Additional Members

The Manager shall have the authority without the approval of other Members to admit one or more additional Class A Members or Members of new classes of shares created by the Manager upon such additional Member's execution of this Agreement and payment of its Capital Contribution. The Manager is hereby authorized and directed to revise Schedule 1 as necessary from time to time re reflect the admission of any such additional Members and any substituted Members to the Company and the withdrawal of any Member, and the issuance of shares."

4.   Section 5.01 of the Operating Agreement is hereby amended by inserting the following as the first paragraph thereof:

"As of the date of the Operating Agreement, the limited liability company interests of the Company shall be denominated by One Million (1,000,000) Class A Shares. The Manager may create additional classes of limited liability company interests in the future, with such rights and preferences as the Manager may determine in its sole discretion. The Shares of the Company shall not be evidenced by written certificates unless the Manager determines otherwise, subject to such rules and restrictions as the Manager may determine.

The Company shall keep or cause to be kept on behalf of the Company a register of the Members of the Company. The Company may, but shall not be required to, appoint a transfer agent registered with the Securities and Exchange Commission."

5.   The third sentence of Section 8.06(a) of the Operating Agreement is hereby amended by deleting the words "The Manager shall be the "Tax Matters Partner" (as defined in the Code) of the Company" and inserting therefor the following:

"The Manager shall be designated as the "company representative" (the "Company Representative') as provided in Code Section 6223(a)."

6.   Section 8.06(a) of the Operating Agreement is further amended by inserting the following at the end thereof:

"Any expenses incurred by the Company Representative in carrying out its responsibilities and duties under this Agreement shall be an expense of the Company for which the Company Representative shall be reimbursed."

7.   The following new Section 9.05 is hereby inserted following Section 9.04 of the Operating Agreement:

"9.05.   Drag-Along Rights.

In the event the Manager approves a sale or other disposition of all of the issued and outstanding Class A Shares and/or new classes of shares created by the Manager, upon notice of the sale or other disposition, each Class A Member and/or Member of new classes of shares created by the Manager shall execute such documents or instruments as may be requested by the Manager to effectuate such sale or other disposition and shall otherwise cooperate with the Manager. The following rules shall apply to any such sale or other disposition: (i) if the sale or other disposition is to the Manager or any person related to the Manager, the selling price shall not be less than the selling Members would receive if all of the assets of the Company were sold for their fair market value, the liabilities of the Company were satisfied, and the net proceeds were distributed among the Members in liquidation of the Company; (ii) each Member shall represent that he, she, or it owns his, her, or its Shares free and clear of all liens and other encumbrances, that he, she, or it has the power to enter into the transaction, and whether he, she, or it is a U.S. person, but shall not be required to make any other representations or warranties; (iii) each Member shall grant to the Manager a power of attorney to act on behalf of such Member in connection with such sale or other disposition; and (iv) each Member shall receive, as consideration for such sale or other disposition, the same amount he, she, or it would have received had all or substantially all of the assets of the Company been sold, the liabilities of the Company satisfied, and the net proceeds distributed among the Members in liquidation of the Company. For these purposes, a person shall be treated as "related" to the Manager if such person bears a relationship to the Manager described in section 267(b) of the Code or in section 707(b) of the Code, determined by substituting the phrase "at least 10%" for the phrase "more than 50%" each place it appears in such sections."

8.   The heading of Section 11.01 of the Operating Agreement is hereby deleted in its entirety and the following new heading substituted in its stead: "Compliance with Delaware Limited Liability Company Act."

9.   The following new Section 11.16 and new Section 11.17 are hereby inserted following Section 11.15 of the Operating Agreement:

"11.16. Confidentiality.

For as long as he, she, or it owns an interest in the Company and at all times thereafter, no Member shall divulge to any person or entity, or use for his, her, or its own benefit or the benefit of any person, any information of the Company of a confidential or proprietary nature, including, but not limited to (i) financial information; (ii) the business methods, systems, or practices used by the Company; and (iii) the identity of the Company's Members, customers, or suppliers. The foregoing shall not apply to information that is in the public domain or that a Member is required to disclose by legal process.

11.17. Incorporation.

If the Manager determines that the business of the Company should be conducted in a corporation rather than in a limited liability company, whether for tax or other reasons, each Member shall cooperate in transferring the business to a newly formed corporation and shall execute such agreements as the Manager may reasonably determine are necessary or appropriate, consistent with the terms of this Agreement. In such event each Member shall receive stock in the newly formed corporation equivalent to his, her, or its Interests."

10.   Except as modified by this First Amendment, the Operating Agreement is hereby ratified and remains in full force and effect. In the event of any conflict between the terms and conditions of the Operating Agreement and the terms and conditions of the First Amendment, the terms and conditions of the First Amendment shall govern and control.

9.   This First Amendment may be executed in two or more identical counterparts. If so executed, each counterpart shall, collectively, constitute one agreement. Delivery of executed copies of this First Amendment by facsimile, email transmission, or DocuSign to the other parties hereto (or its respective legal counsel) shall constitute good and valid execution and delivery by the parties hereto for all purposes.

[Signatures follow on next pages]

IN WITNESS WHEREOF, the undersigned has duly executed this First Amendment as of the day and year first hereinabove set forth.

MANAGER

By: _____
Adrian G. Washington, Manager

EXISTING CLASS A MEMBERS
By: Platform USA Manager LLC, pursuant to
     Power of Attorney

By: _____
Adrian G. Washington, Manager

[Signature Page to First Amendment to Operating Agreement of Platform USA LLC]

      IN WITNESS WHEREOF, the undersigned has duly executed this First Amendment to the Operating Agreement, as of the day and year first hereinabove set forth.

_____
(Signature of Individual Investor)

Print Name:_____
                              (Name of Individual Investor)

Social Security No. _____

Schedule 1 as of 02/18/2022

	Number of Class A Shares Owned	Percent Ownership	Capital Contributed
Managing Member	95,810	95.81%	$ -
Investor #2	500	0.50%	$ 100,000
Investor #3	250	0.25%	$ 50,000
Investor #4	250	0.25%	$ 50,000
Investor #5	250	0.25%	$ 50,000
Investor #6	250	0.25%	$ 50,000
Investor #7	500	0.50%	$ 100,000
Investor #8	75	0.075%	$ 15,000
Investor #9	125	0.125%	$ 25,000
Investor #10	125	0.125%	$ 25,000
Investor #12	250	0.250%	$ 50,000
Investor #13	100	0.10%	$ 20,000
Investor #14	14.7	0.0147%	$ 2,500
Investor #15	250	0.25%	$ 50,000
Investor #16	125	0.125%	$ 25,000
Investor #17	500	0.50%	$ 100,000
Investor #18	250	0.25%	$ 50,000
Investor #19	250	0.25%	$ 50,000
Investor #20	125	0.125%	$ 25,000

EXHIBIT E: FEDERAL INCOME TAX CONSEQUENCES

Overview

The following summarizes some of the Federal income tax consequences of acquiring an LLC Interest. This summary is based on the Internal Revenue Code (the "Code"), regulations issued by the Internal Revenue Service ("Regulations"), and administrative rulings and court decisions, all as they exist today. The tax laws, and therefore the Federal income tax consequences of acquiring an LLC Interest, could change in the future.

This is only a summary, applicable to a generic Investor. Your personal situation could differ. We encourage you to consult with your own tax advisor before investing.

Classification as a Partnership

The Company will be treated as a partnership for Federal income tax purposes. If the Company were treated as a corporation and not as a partnership, the operating profit or gain on sale of the project would generally be subject to two levels of Federal income taxation. This would substantially reduce the economic return to Investors.

Federal Income Taxation of the Company and its Owners

Because it is treated as a partnership, the Company itself will not be subject to Federal income taxes. Instead, each Investor will be required to report on his, her, or its personal Federal income tax return his, her, or its distributive share of the Company's income, gains, losses, deductions and credits for the taxable year, whether or not actual distributions of cash or other property are made. Each Investor's distributive share of such items will be determined in accordance with the LLC Agreement.

Deduction of Losses

Each Investor may deduct his, her, or its allocable share of the Company's losses, if any, subject to the basis limitations of Code §704(d), the "at risk" rules of Code §465, and the "passive activity loss" rules of Code §469. Unused losses generally may be carried forward indefinitely. The use of tax losses generated by the Company against other income may not provide a material benefit to Investors who do not have taxable passive income from other passive activities.

20% Deduction for Pass-Through Entities

Because the Company will be treated as a partnership for Federal income tax purposes, Investors might be entitled to deduct up to 20% of the amount of taxable income and gains allocated to them by the Company. Investors should consult with their personal tax advisors concerning the availability of this deduction in their personal tax circumstances.

Tax Basis

Code §704(d) limits an Investor's loss to his, her, or its tax "basis" in his, her, or its Interest. An Investor's tax basis will initially equal his, her, or its capital contribution (i.e., the purchase price for the Interest). Thereafter, the Investor's basis generally will be increased by further capital contributions made by the Investor, his, her, or its allocable share of the Company's taxable and tax-exempt income, and his, her, or its share of certain liabilities of the Company. The Investor's basis generally will be decreased by the amount of any distributions he, she, or it receives, his, her, or its allocable share of the Company's losses and deductions, and any decrease in his, her, or its share of the Company's liabilities.

Limitations of Losses to Amounts at Risk

In the case of certain taxpayers, Code §465 limits the deductibility of losses from certain activities to the amount the taxpayer has "at risk" in the activities. An Investor subject to these rules will not be permitted to deduct his, her, or its allocable share of the Company's losses to the extent the losses exceed the amount the Investor is considered to have at risk in the Company. If an Investor's at-risk amount should fall below zero, he, she, or it would generally be required to "recapture" such amount by reporting additional income. An Investor generally will be considered at risk to the extent of his, her, or its cash contribution (i.e., the purchase price for the Interest), his, her, or its basis in other contributed property, and his, her, or its personal liability for repayments of borrowed amounts. The Investor's amount at risk will generally be increased by further contributions and his, her, or its allocable share of the Company's income, and decreased by distributions he, she, or it receives and his, her, or its allocable share of the Company's losses. With respect to amounts borrowed for investment in the Company, an Investor will not be considered to be at risk even if he, she, or it is personally liable for repayment if the borrowing was from a person who has certain interests in the Company other than an interest as a creditor. In all events, an Investor will not be treated as at risk to the extent his, her, or its investment is protected against loss through guarantees, stop-loss agreements or other similar arrangements.

Limitations on Losses from Passive Activities

In the case of certain taxpayers, Code §469 generally provides for a disallowance of any loss attributable to "passive activities" to the extent the aggregate losses from all such passive activities exceed the aggregate income of the taxpayer from such passive activities. Losses that are disallowed under these rules for a given tax year may be carried forward to future years to be offset against passive activity income in such future years. Furthermore, upon the disposition of a taxpayer's entire interest in any passive activity, if all gain or loss realized on such disposition is recognized, and such disposition is not to a related party, any loss from such activity that was not previously allowed as a deduction and any loss from the activity for the current year is allowable as a deduction in such year, first against income or gain from the passive activity for the taxable year of disposition, including any gain recognized on the disposition, next against net income or gain for the taxable year from all passive activities and, finally, against any other income or gain.

The Company will be treated as a passive activity to Investors. Hence, Investors generally will not be permitted to deduct their losses from the Company except to the extent they have income from other passive activities. Similarly, tax credits arising from passive activity will be available only to offset tax from passive activity. However, all such losses, to the extent previously disallowed, will generally be deductible in the year an Investor disposes of his, her, or its Investor Shares in a taxable transaction.

Limitation on Capital Losses

An Investor who is an individual may deduct only $3,000 of net capital losses every year (that is, capital losses that exceed capital gains). Net capital losses in excess of $3,000 per year may generally be carried forward indefinitely.

Limitation on Investment Interest

Interest that is characterized as "investment interest" generally may be deducted only against investment income. Investment interest would include, for example, interest paid by an Investor on a loan that was incurred to purchase LLC Shares and interest paid by the Company to finance investments, while investment income would include dividends and interest but would not generally include long term capital gain. Thus, it is possible that an Investor would not be entitled to deduct all of his, her, or its investment interest. Any investment interest that could not be deducted may generally be carried forward indefinitely.

Treatment of Liabilities

When the Company borrows money or otherwise incurs indebtedness, the amount of the liability will be allocated among all of the Investors in the manner prescribed by the Regulations. In general (but not for purposes of the "at risk" rules) each Investor will be treated as having contributed cash to the Company equal to his, her, or its allocable share of all such liabilities. Conversely, when an Investor's share of liabilities is decreased (for example, if the Company repays loans or an Investor disposes of his, her, or its Interest) then the Investor will be treated as having received a distribution of cash equal to the amount of such decrease.

Allocations of Profits and Losses

The profits and losses of the Company will be allocated among all the owners of the Company, including Investors, in the manner described in the LLC Agreement. In general, it is intended that profits and losses will be allocated in a manner that corresponds with the distributions each Investor is entitled to receive; *i.e.*, so that tax allocations follow cash distributions. Such allocations will be respected by the IRS if they have "substantial economic effect" within the meaning of Code §704(b). If they do not, the IRS could re-allocate items of income and loss.

Sale or Exchange of Investor Shares

In general, the sale of Investor Shares by an Investor will be treated as a sale of a capital asset. The amount of gain from such a sale generally will be equal to the difference between the selling price and the Investor's basis. Such gain will generally be eligible for favorable long-term capital gain treatment if the Investor Shares have been held for at least 12 months. However, to the extent any of the sale proceeds are attributable to substantially appreciated inventory items or unrealized receivables, as defined in Code §751, the Investor will recognize ordinary income.

If, as a result of a sale of a Investor Shares, an Investor's share of liabilities is reduced, such Investor could recognize a tax liability greater than the amount of cash received in the sale.

Code §6050K requires any Investor who transfers Investor Shares at a time when the Company has unrealized receivables or substantially appreciated inventory items to report such transfer to the Company. For these purposes, "unrealized receivables" includes depreciation subject to "recapture" under Code §1245 or Code §1250. If so notified, the Company must report the identity of the transferor and transferee to the IRS, together with other information described in the Regulations. Failure by an Investor to report a transfer covered by this provision may result in penalties.

A gift of Investor Shares will be taxable if the donor-Investor's share of liabilities is greater than his, her, or its adjusted basis in the gifted Investor Shares. The gift could also give rise to Federal gift tax liability. If the gift is made as a charitable contribution, the donor-Investor is likely to realize gain greater than would be realized with respect to a non-charitable gift, since in general the Investor will not be able to offset the entire amount of his, her, or its adjusted basis in the donated Investor Shares against the amount considered to be realized as a result of the gift (*i.e.*, the Company's debt).

Transfer of Investor Shares by reason of death would not in general be a taxable event, although it is possible that the IRS would treat such a transfer as taxable where the deceased Investor's share of liabilities exceeds his or her pre-death basis in his or her Investor Shares. The deceased Investor's transferee will get a basis in the Investor Shares equal to their fair market value at death (or, in certain circumstances, on the date six (6) months after death), increased by the transferee's share of liabilities. For this purpose, the fair market value will not include the decedent's share of Company taxable income to the extent attributable to the pre-death portion of the taxable year.

Treatment of Distributions

Upon the receipt of any distribution or cash or other property, including a distribution in liquidation of the Company, an Investor generally will recognize income only to the extent that the amount of cash and marketable securities he, she, or it receives exceeds his, her, or its basis in the Investor Shares. Any such gain generally will be considered as gain from the sale of the Investor Shares.

Alternative Minimum Tax

The Code imposes an alternative minimum tax on individuals and corporations. Certain items of the Company's income and loss may be required to be taken into account in determining the alternative minimum tax liability of Investors.

Taxable Year

The Company will report its income and losses using the calendar year. In general, each Investor will report his, her, or its share of income and losses for the taxable year of such Investor that includes December 31st; *i.e.*, the calendar year for individuals and other Investors using the calendar year.

Section 754 Election

The Company may, but is not required to, make an election under Code §754 on the sale of Investor Shares or the death of an Investor. The result of such an election is to increase or decrease the tax basis of the Company's assets for purposes of allocations made to the buyer or beneficiary that would, in turn, affect depreciation deductions and gain or loss on sale, among other items.

Unrelated Business Taxable Income for Tax-Exempt Investors

A church, charity, pension fund, or other entity that is otherwise exempt from Federal income tax must nevertheless pay tax on "unrelated business taxable income." In general, interest and gains from the sale of property (other than inventory) are not treated as unrelated business taxable income. However, interest and gains from property that was acquired in whole or in part with the proceeds of indebtedness may be treated as unrelated business taxable income. Because the Company intends to borrow money to acquire the project and may borrow additional funds in the future, some of the income of the Company could be subject to tax in the hands of tax-exempt entities.

Tax Returns and Tax Information; Audits; Penalties; Interest

The Company will furnish each Investor with the information needed to be included in his, her, or its Federal income tax returns. Each Investor is personally responsible for preparing and filing all personal tax returns that may be required as a result of his, her, or its purchase (or ownership) of Investor Shares. The Company's tax returns will be prepared by accountants selected by the Company.

If the Company's tax returns are audited, it is possible that substantial legal and accounting fees will have to be paid to substantiate the Company's reporting position on its returns and such fees would reduce the cash otherwise distributable to Investors. Such an audit may also result in adjustments to the Company's tax returns, which adjustments, in turn, would require an adjustment to each Investor's personal tax return. An audit of the Company's tax returns may also result in an audit of non-Company items on each Investor's personal tax returns, which could result in adjustments to such items. The Company is not obligated to contest adjustments proposed by the IRS.

Each Investor must either report Company items on his, her, or its tax return consistent with the treatment on the Company's information return or file a statement with his, her, or its tax return identifying and explaining the inconsistency. Otherwise the IRS may treat such inconsistency as a computational error and re-compute and assess the tax without the usual procedural protections applicable to Federal income tax deficiency proceedings.

The Manager will be treated as the "tax matters partner" of the Company and will generally control all proceedings with the IRS.

The Code imposes interest and a variety of potential penalties on underpayments of tax.

Other Tax Consequences

The foregoing discussion addresses only selected issues involving Federal income taxes, and does not address the impact of other taxes on an investment in the Company, including Federal estate, gift, or generation-skipping taxes, or State and local income or inheritance taxes. Prospective Investors should consult their own tax advisors with respect to such matters.

EXHIBIT F: FINANCIAL STATEMENTS

January 24, 2022

Artesian CPA, LLC
Attn: Craig Denlinger, CPA
1624 Market Street, Suite 202
Denver, CO 80202

This representation letter is provided in connection with your review of the financial statements of Platform USA LLC (the "Company"), which comprise the balance sheet as of December 31, 2021 and 2020, and the related statements of operations and comprehensive loss, member's equity, and cash flows for the year ended December 31, 2021 and for the period from December 10, 2020 (inception) to December 31, 2020, and the related notes to the financial statements, for the purpose of obtaining limited assurance that there are no material modifications that should be made to the financial statements in order for the financial statements to be in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

We confirm that we are responsible for the following:

a. The fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with accounting principles generally accepted in the United States of America (GAAP)
b. The design, implementation, and maintenance of programs and controls to prevent and detect fraud
c. Establishing and maintaining effective internal control over financial reporting.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of the surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

Except where otherwise stated below, immaterial matters less than $500 collectively are not considered to be exceptions that require disclosure for the purpose of the following representations. This amount is not necessarily indicative of amounts that would require adjustment to or disclosure in the financial statements.

We confirm that, to the best of our knowledge and belief, having made such inquiries as we considered necessary for the purpose of appropriately informing ourselves, as of the date of this letter:

Financial Statements

1. The financial statements referred to above are fairly presented in conformity with GAAP.
2. The Company has provided to you all relevant information and access as agreed in the terms of the engagement letter.

3. There have been no communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices.
4. The Company has performed a risk assessment, including the assessment of the risk that the financial statements may be materially misstated as a result of fraud.
5. We have fulfilled our responsibilities, as set out in the terms of the engagement letter dated December 17, 2021, for the preparation and fair presentation of the financial statements in accordance with U.S. GAAP.
6. We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
7. We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.
8. Significant assumptions used by us in making accounting estimates, including those measured at fair value, are reasonable.
9. Related party relationships and transactions have been appropriately accounted for and disclosed in accordance with the requirements of U.S. GAAP.
10. The effects of all known actual or possible litigation and claims have been accounted for and disclosed in accordance with U.S. GAAP, as applicable.
11. Guarantees, whether written or oral, under which the Company is contingently liable have been accounted for and disclosed in accordance with U.S. GAAP.
12. Significant estimates and material concentrations known to management have been disclosed in accordance with FASB Accounting Standards Codification 275, *Risks and Uncertainties*.
13. Other liabilities or gain or loss contingencies have been accrued or disclosed as required by FASB Accounting Standards Codification 450, *Contingencies*.

Information Provided

14. We have provided you with:
    - Access to all information, of which we are aware that is relevant to the preparation and fair presentation of the financial statements such as records, documentation and other matters;
    - Additional information that you have requested from us for the purpose of this engagement;
    - Unrestricted access to persons within the entity from whom you determined it necessary to obtain financial statement review evidence;
    - All minutes of the meetings of the Board of Directors or summaries or actions of recent meetings for which minutes have not yet been prepared.
15. All transactions have been recorded in the accounting records and are reflected in the financial statements. There are no transactions that have not been properly recorded in the accounting records underlying the financial statements.
16. We have no knowledge of any fraud or suspected fraud that affects the entity and involves:
    - Management;

- Employees who have significant roles in internal control; or
- Others where fraud could have a material effect on the financial statements.

17. We have no knowledge of any allegations of fraud, or suspected fraud, affecting the Company's financial statements communicated by employees, former employees, analysts, regulators or others.

18. We have complied with all requirements to ensure Artesian CPA, LLC remains independent of the Company and all affiliates in accordance with the independence rules established by the AICPA.

19. We have disclosed to you all known instances of non-compliance or suspected non-compliance with laws and regulations whose effects should be considered when preparing financial statements.

20. We are not aware of any pending or threatened litigation and claims whose effects should be considered when preparing the financial statements and we have not consulted legal counsel concerning litigation or claims.

21. We have disclosed to you the identity of the Company's related parties and all the related party relationships and transactions of which we are aware.

22. The Company has no plans or intentions that may materially affect the carrying value or classifications of assets and liabilities.

23. There are no violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

24. There are no known actual or possible litigation and claims whose effects should be considered and accounted for and disclosed in the financial statements and that have not been disclosed to you.

25. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

26. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of non-compliance.

27. The accounting and financial reporting policies disclosed are complete and the policy of the Company.

28. The Company has no federal or state tax obligations as of the balance sheet date.

29. In preparing the financial statements in conformity with GAAP, management uses estimates.
    - All estimates have been disclosed in the financial statements for which known information available prior to the issuance of the financial statements indicates that both of the following criteria are met
    - It is at least reasonably possible that the estimate of the effect on the financial statements of a condition, situation, or set of circumstances that existed at the date of the financial statements will change in the near term due to one or more future confirming events.
    - The effect of the change would be material to the financial statements.

30. The tax footnotes accurate describe the Company's tax situation as of December 31, 2021 and 2020.
31. The going concern footnote accurately describes all pertinent matters relating to the Company's ability to continue as a going concern. We have concluded there is substantial doubt to the Company's ability to continue as a going concern for the next twelve months and have therefore disclosed this fact.
32. All subsequent events disclosed are accurately portrayed, and such note contains all transactions and events that are material to the Company and, in management's best belief, incoming investors. The disclosed financing activity captures all equity activity of the Company to date.
33. The financial statements accurately, and completely, portray all equity activity of the Company, including all equity affecting transactions.
34. The Company agrees to the adoption of all accounting policies as disclosed in the financial statements.
35. In regard to the financial statement preparation services performed by you, we have:
    - Assumed all management responsibilities.
    - Designated an individual (within senior management) who possesses suitable skill, knowledge, or experience to oversee the services.
    - Evaluated the adequacy and results of the services performed.
    - Accepted responsibility for the results of the services.
36. All events subsequent to the date of the financial statements and for which U.S. GAAP requires adjustment or disclosure have been adjusted or disclosed, as applicable.

Alexis Shewchuk

Alex Shewchuk, COO
Platform USA LLC

	2020 TB	AJE	Adjusted 2020	2021 TB	AJE	Adjusted 2021
	PBC	**AJE**	**\<calc\>**	**PBC**	**AJE**	**\<calc\>**
1000 - Cash:1001 - City First Checking	19,969		19,969	98,333		98,333
1000 - Cash:1002 - City First Savings			-	55,030		55,030
1120 - Security Deposit			-	2,500		2,500
1125 - Eq Investments Rcvble	305,000		305,000	252,500	(130,000)	122,500
1150 - Work In Progress			-	123,631		123,631
1160 - WIP Revenue Adjustment			-	85,261		85,261
2000 - Accounts Payable			-	(94,549)		(94,549)
Property Plant and Equipment	-		-	-		-
3099 - Subscription receiveable (contra equity)	-		-	-	130,000	130,000
3002 - Partner 2 Equity	(50,000)		(50,000)	(100,000)		(100,000)
3003 - Partner 3 Equity	(50,000)		(50,000)	(50,000)		(50,000)
3004 - Partner 4 Equity	(50,000)		(50,000)	(50,000)		(50,000)
3005 - Partner 5 Equity	(50,000)		(50,000)	(50,000)		(50,000)
3006 - Partner 6 Equity			-	(50,000)		(50,000)
3007 - Partner 7 Equity	(100,000)		(100,000)	(100,000)		(100,000)
3008 - Partner 8 Equity			-	(15,000)		(15,000)
3009 - Partner 9 Equity			-	(25,000)		(25,000)
3010 - Partner 10 Equity	(25,000)		(25,000)	(25,000)		(25,000)
3012 - Partner 12 Equity			-	(50,000)		(50,000)
3013 - Partner 13 Equity			-	(20,000)		(20,000)
3014 - Partner 14 Equity			-	(30,000)		(30,000)
3015 - Partner 15 Equity			-	(50,000)		(50,000)
3016 - Partner 16 Equity			-	(25,000)		(25,000)
3017- Partner 17 Equity			-	(100,000)		(100,000)
3018 - Partner 18 Equity			-	(50,000)		(50,000)
3019 - Partner 19 Equity			-	(100,000)		(100,000)
3020 - Partner 20 Equity			-	(25,000)		(25,000)
3999 - Retained Earnings			-	31		31
4000 - Project Revenue:4100 - 218 Cedar St Income:4101 - Demo and Earthwork			-	(42,000)		(42,000)
4000 - Project Revenue:4100 - 218 Cedar St Income:4102 - Sheeting and Shoring			-	(69,000)		(69,000)
4000 - Project Revenue:4100 - 218 Cedar St Income:4106 - Concrete			-	(14,522)		(14,522)
4000 - Project Revenue:4100 - 218 Cedar St Income:4109 - Bonding			-	(42,964)		(42,964)
4000 - Project Revenue:4100 - 218 Cedar St Income:4110 - General Conditions			-	(40,406)		(40,406)
5000 - COGS:5100 - 218 Cedar Street:5101 - Demo and Earthwork			-	29,782		29,782
5000 - COGS:5100 - 218 Cedar Street:5102 - Sheeting and Shoring			-	64,860		64,860
5000 - COGS:5100 - 218 Cedar Street:5106 - Concrete			-	13,651		13,651
5000 - COGS:5100 - 218 Cedar Street:5107 - Survey			-	3,818		3,818
5000 - COGS:5100 - 218 Cedar Street:5109 - Bonding			-	42,964		42,964
5000 - COGS:5100 - 218 Cedar Street:5110 - General Conditions			-	19,182		19,182
5000 - COGS:5100 - 218 Cedar Street:5110 - General Conditions:5111 - Project Mgmt			-	200		200
5000 - COGS:5100 - 218 Cedar Street:5110 - General Conditions:5112 - TCP Measures			-	12,334		12,334
5000 - COGS:5100 - 218 Cedar Street:5110 - General Conditions:5114 - Fencing			-	1,417		1,417
6100 - Branding and Marketing			-	13,720		13,720
6150 - Insurance Expense			-	22,669		22,669
6200 - Acquisition Expenses			-	60		60
6400 - Comp and Intrnt Expenses			-	593		593
6400 - Comp and Intrnt Expenses:6401 - Comm Platform - Google			-	405		405
6400 - Comp and Intrnt Expenses:6402 - Project Mgmt - Asana			-	1,499		1,499
6400 - Comp and Intrnt Expenses:6403 - Payroll processing			-	67		67
6400 - Comp and Intrnt Expenses:6404 - Data Storage - Dropbox			-	1,425		1,425
6400 - Comp and Intrnt Expenses:6405 - Expensable Hardware			-	3,651		3,651
6400 - Comp and Intrnt Expenses:6406 - Proj Mgmt - MS Project			-	376		376
6400 - Comp and Intrnt Expenses:6408 - Right Networks			-	329		329
6400 - Comp and Intrnt Expenses:6409 - Salesforce			-	2,162		2,162
6400 - Comp and Intrnt Expenses:6410 - Procore			-	8,191		8,191
6400 - Comp and Intrnt Expenses:6411 - Contractor Gorilla			-	177		177
6500 - Accounting Expenses			-	5,075		5,075
6500 - Accounting Expenses:6501 - Acctg Software			-	3,286		3,286
6500 - Accounting Expenses:6503 - Co Audit Related:6504 - Small Change Audit			-	4,000		4,000
6505 - Legal Expenses			-	7,643		7,643
6506 - Fundraising Expenses			-	2,500		2,500
6510 - Meals and Entertainment			-	410		410
6511 - Memberships			-	3,095		3,095
6513 - Office Supplies			-	170		170
6514 -Printing and Reproduction			-	179		179
6520 - Occupancy Costs:6521 - Rent Expense			-	9,815		9,815

6520 - Occupancy Costs:6522 - Additional Rent		-	4,692	4,692
6520 - Occupancy Costs:6523 - Office Buildout		-	8,822	8,822
6550 - Professional Fees		-	21,605	21,605
6550 - Professional Fees:6551 - Ntiva		-	1,906	1,906
6550 - Professional Fees:6552 - Strategic Consulting		-	8,685	8,685
6550 - Professional Fees:6553 - Recruiting Expense		-	510	510
6550 - Professional Fees:6560 - Interns:6561 - S Ballance		-	3,325	3,325
6550 - Professional Fees:6560 - Interns:6562 - Lauren Wegner		-	5,003	5,003
6600 - Payroll Expenses		-	1,125	1,125
6600 - Payroll Expenses:6601 - SS Employer		-	14,604	14,604
6600 - Payroll Expenses:6602 - FUTA Employer		-	84	84
6600 - Payroll Expenses:6603 - Medicare		-	3,520	3,520
6600 - Payroll Expenses:6620 - Taxes:6621 - DCDOES		-	486	486
6600 - Payroll Expenses:6620 - Taxes:6622 - DC Admin Fund		-	36	36
6600 - Payroll Expenses:6620 - Taxes:6623 - DC Paid Family Leave		-	1,505	1,505
6600 - Payroll Expenses:6650 - Salaries:6651 - A. Shewchuk		-	150,000	150,000
6600 - Payroll Expenses:6650 - Salaries:6652 - D. Biron		-	92,742	92,742
6700 - Bank Service Charges	30	30	135	135
6701 - Bus Licenses and Permits		-	1,555	1,555
6800 - Continuing Education		-	143	143
6850 - Charitable Contributions		-	1,000	1,000
4050 - Miscellaneous Income		-	(1)	(1)
Bank Interest Income		-	(32)	(32)
Uncategorized Income		-	(2)	(2)
Payroll Processing Test	1	1	(1)	(1)
Reconciliation Discrepancies		-	3	3
Uncategorized Expenses		-	-	-
	-	-	-	-

A S

WP Ref	AJE #	Year	Entry	Debit	Credit
E-1	1	2021	To account for subscription receivable amounts not received as contra-equity		
			3099 - Subscription receiveable (contra equity)	130,000	
			1125 - Eq Investments Rcvble		130,000
				130,000	130,000

Platform USA LLC
A Delaware Limited Liability Company

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2021 and 2020

Platform USA LLC

TABLE OF CONTENTS



To the Members of
Platform USA LLC
Washington, DC

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Platform USA LLC (the "Company"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in members' equity, and cash flows for the year ended December 31, 2021 and for the period from December 10, 2020 (inception to December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.



Artesian CPA, LLC

DRAFT

Artesian CPA, LLC
Denver, Colorado
January 24, 2022

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

PLATFORM USA LLC
BALANCE SHEETS (UNAUDITED)
As of December 31, 2021 and 2020

	December 31, 2021	December 31, 2020
ASSETS		
Current Assets:		
Cash in bank	$ 153,363	$ 19,969
Contracts receivable including unconditional retainage of $9,708 as of December 31, 2021	123,631	-
Contract assets	85,261	-
Subscription receivable	122,500	305,000
Total Current Assets	484,755	324,969
Deposits	2,500	-
TOTAL ASSETS	$ 487,255	$ 324,969
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 94,549	$ -
Total Current Liabilities	94,549	
Total Liabilities	94,549	-
Members' equity:		
Platform USA Manager LLC member	-	-
Class A members	915,000	325,000
Subscription receivable	(130,000)	-
Accumulated deficit	(392,294)	(31)
Total Members' Equity	392,706	324,969
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 487,255	$ 324,969



See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-2-

PLATFORM USA LLC
STATEMENTS OF OPERATIONS (UNAUDITED)
For the year ended December 31, 2021 and for the period from December 10, 2020 (inception) to December 31, 2020

	2021	2020
Contract revenue	$ 208,892	$ -
Cost of contract revenue	188,208	-
Gross profit	20,684	-
Operating Expenses:		
Payroll expenses	264,102	-
Other general and administrative	71,587	31
Professional fees	63,538	-
Sales and marketing	13,720	-
Total Operating Expenses	412,947	31
Net Loss	$ (392,263)	$ (31)



PLATFORM USA LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY (UNAUDITED)
For the year ended December 31, 2021 and for the period from December 10, 2020 (inception) to December 31, 2020

	Class A Members	Platform USA Manager LLC Member	Subscription Receivable	Accumulated Deficit	Total Members' Equity
Balance at December 10, 2020 (inception)	$ -	$ -	$ -	$ -	$ -
Member contributions	325,000	-	-	-	325,000
Net loss	-	-	-	(31)	(31)
Balance at December 31, 2020	$ 325,000	$ -	$ -	$ (31)	$ 324,969
Member contributions	590,000	-	-	-	590,000
Subscription receivable	-	-	(130,000)	-	(130,000)
Net loss	-	-	-	(392,263)	(392,263)
Balance at December 31, 2021	$ 915,000	$ -	$ (130,000)	$ (392,294)	$ 392,706



See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

PLATFORM USA LLC
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the year ended December 31, 2021 and for the period from December 10, 2020 (inception) to December 31, 2020

	2021	2020
Cash Flows from Operating Activities		
Net loss	$ (392,263)	$ (31)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in operating assets and liabilities:		
(Increase)/decrease in contracts receivable	(123,631)	-
(Increase)/decrease in contracts assets	(85,261)	-
(Increase)/decrease in deposits	(2,500)	-
Increase/(decrease) in accounts payable	94,549	-
Net Cash Used in Operating Activities	(509,106)	(31)
Cash Flows from Financing Activities		
Member contributions	337,500	20,000
Subscription receivable	305,000	-
Net Cash Provided by Financing Activities	642,500	20,000
Net change in cash in bank	133,394	19,969
Cash in bank at beginning of year	19,969	-
Cash in bank at end of year	$ 153,363	$ 19,969
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities		
Issuance of LLC units for subscription receivable	$ 252,500	$ 305,000



See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

PLATFORM USA LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2021 and 2020 and for the periods then ended

NOTE 1: NATURE OF OPERATIONS

Platform USA LLC (the "Company") is a limited liability company organized December 10, 2020 under the laws of Delaware. The Company offers a "one stop shop" for site assessment, site prep, and construction up to grade services.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Management periodically evaluates estimates used in the preparation of the financial statements for continued reasonableness. Appropriate adjustments, if any, to the estimates used are made prospectively based upon such periodic evaluation. It is reasonably possible that changes may occur in the near term that would affect management's estimates with respect to the percentage of completion method, allowance for doubtful accounts and accrued expenses.

Revisions in estimated revenue from contracts are made in the year in which circumstances requiring the revision become probable.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned full-scale operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

Balance Sheet Classifications

The Company includes in current assets and liabilities the following amounts that are in connection with construction contracts that may extend beyond one year: contract assets and contract liabilities (including retainage invoiced to customers contingent upon anything other than the passage of time), capitalized costs to fulfill contracts retainage payable to sub-contractors and accrued losses on uncompleted contracts. A one-year time period is used to classify all other current assets and liabilities when not otherwise prescribed by the applicable accounting principles.

<u>Cash Equivalents</u>

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and 2020, the Company's cash balances did not exceed federally insured limits.

<u>Contracts Receivable</u>

Contracts receivable include billed and unbilled amounts for services provided to customers for which the Company has an unconditional right to payment. Billed and unbilled amounts for which payment is contingent on anything other than the passage of time are included in contract assets and contract liabilities on a contract-by-contract basis.

When payment of the retainage is contingent upon the Company fulfilling its obligations under the contract it does not meet the criteria to be included in contracts receivable and remains in the contract's respective contract asset or contract liability, determined on a contract-by-contract basis. Retainage for which the Company has an unconditional right to payment that is only subject to the passage of time are included in contracts receivable.

The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Contracts receivables are ordinarily due 30 days after the issuance of the invoice. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

<u>Subscription Receivable</u>

The Company records members' equity subscriptions at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to members' equity on the balance sheet.

<u>Fair Value of Financial Instruments</u>

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

<u>Concentrations of Credit Risk</u>

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit-worthiness and has a policy to not carry a balance in excess of FDIC insurance limits. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

<u>Revenue Recognition</u>

For contracts that are within the scope of FASB ASC 606, the Company performs the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company evaluates whether two or more contracts should be combined and accounted for as one single performance obligation and whether a single contract should be accounted for as more than one performance obligation. ASC 606 defines a performance obligation as a contractual promise to transfer a distinct good or service to a customer. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The Company's evaluation requires significant judgment and the decision to combine a group of contracts or separate a contract into multiple performance obligations could change the amount of revenue and profit recorded in a given period. The majority of the Company's contracts have a single performance obligation, as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contract and, therefore, is not distinct. However, occasionally the Company has contracts with multiple performance obligations.

For contracts with multiple performance obligations, the Company allocates the contract's transaction price to each performance obligation using the observable stand-alone selling price, if available, or alternatively the best estimate of the stand-alone selling price of each distinct performance obligation in the contract. The primary method used to estimate stand-alone selling price is the expected cost plus a margin approach for each performance obligation.

Revenue related to contracts with customers is recognized over time as work is completed because of the continuous transfer of control to the customer (typically using an input measure such as costs incurred to date relative to total estimated costs at completion to measure progress). Costs that do not depict progress toward satisfaction of the performance obligation are included in contract costs with revenue recognized to the extent of such costs without any profit and include items such as uninstalled materials and re-work.

Revenue on contracts with customers is measured based on consideration specified in a contract with a customer, and excludes any amounts collected on behalf of third parties. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

Contract revenues are derived from fixed-price construction contracts. The Company has determined that generally these fixed-price construction projects provide a distinct service and, therefore, qualify as one performance obligation as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts and, therefore, not distinct. Revenue is recognized over time, because of the continuous transfer of control to the customer as work is performed at the customer's site and, therefore, the customer controls the asset as it is being constructed. The cost-to-cost measure of progress best depicts the transfer of control of assets to the customer, which occurs as costs are incurred.

Cost of revenues earned include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. The cost of significant uninstalled materials, re-work, or scrap is generally excluded from the cost-to-cost measure of progress as it is not proportionate to the entity's progress in satisfying the performance obligation. General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

The Company's contracts may include retention provisions to provide assurance to customers that the Company will perform in accordance with the contract terms. The retention provisions are not considered a significant financing component. The balances billed but not paid by customers pursuant to these provisions generally become due upon completion and acceptance of the project by the customer. The Company has determined that there are no significant financing components included in construction contracts as of December 31, 2021.

Contract Estimates Including Claims, Unapproved Change Orders and Variable Consideration

Accounting for long-term contracts with customers involves the use of various techniques to estimate total transaction price, total estimated costs at completion, and progress toward satisfaction of performance obligations which are used to recognize revenue earned. Unforeseen events and circumstances can alter the estimate of the costs associated with a particular contract. Total estimated costs at completion, can be impacted by changes in productivity, scheduling, the unit cost of labor, subcontracts, materials, and equipment. Additionally, external factors such as weather, customer needs, customer delays in providing permits and approvals, labor availability, governmental regulation and politics may affect the progress of a project's completion, and thus the timing and amount of revenue recognition. To the extent that original cost estimates are modified, estimated costs to complete increase, delivery schedules are delayed, or progress under a contract is otherwise impeded, cash flow, revenue recognition, and profitability from a particular contract may be adversely affected.

The nature of the Company's contracts gives rise to several types of variable consideration, including contract modifications (unapproved change orders and claims), and other terms that can either increase or decrease the transaction price. Transaction price for contracts is required to include evaluation of variable consideration to which the Company has an enforceable right to compensation or obligation for a reduction (as for liquidated damages), which can result in increases or decreases to a contract's transaction price. The Company estimates variable consideration as the most likely amount to which it expects to be entitled. The Company includes variable consideration in the estimated transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty as-sociated with the variable consideration is resolved. The estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of the anticipated performance and all information (historic, current, and forecasted) that is reason-ably available to the Company. The effect of a change in variable consideration on the transaction price of a performance obligation is recognized as an adjustment to revenue on a cumulative catch-up basis.

Contract modifications can result from changes in contract specifications or requirements that either creates new or changes existing enforceable rights and obligations of the parties to the contract. The Company considers unapproved change orders to be contract modifications for which customers have agreed to changes in the scope of the contract but have not agreed to the price.

The Company considers claims to be contract modifications for which the Company has sought, or will seek, to collect from customers, or others, for customer-caused changes in contract specifications or de-sign, or other customer-related causes of unanticipated additional contract costs on which there is no contractual agreement with the customer for changes in either the scope or price of the contract. Claims can also be caused by non-customer-caused changes, such as weather delays, work stoppages or other unanticipated events.

Costs associated with contract modifications are included in the estimated costs to complete the contracts and are treated as project costs when incurred. In most instances, contract modifications are for goods or services that are not distinct and, therefore, are accounted for as part of the existing contract. In those instances, the effect of a contract modification on the transaction price, and the measure of progress for the performance obligation to which it relates, is recognized as an adjustment to revenue on a cumulative catch-up basis.

To the extent unapproved change orders and claims reflected in the transaction price are not resolved in the Company's favor, or to the extent other contract provisions reflected in the transaction price are not earned, there could be reductions in or reversals of previously recognized revenue.

As a significant change in one or more of these estimates could affect the revenue and profitability of the Company's long-term construction contracts, the Company reviews, and updates contract-related estimates regularly. The Company recognizes adjustments in estimated revenue on contracts on a cumulative catch-up basis under this method, the cumulative impact of the revenue adjustment is recognized in the period the adjustment is identified. Revenue in future periods of contract performance are recognized using the adjusted estimate. If at any time the contract estimates indicate an anticipated loss on a contract, the projected loss is recognized in full, including the reversal of any previously recognized profit, in the period it is identified and recognized as an accrued loss on uncompleted contracts on the balance sheet.

No adjustments resulting from revisions to estimates on any individual contract was material to the financial statements for the periods ended December 31, 2021 or 2020.

Contract Assets and Contract Liabilities

The timing of when the Company bills their customers on long-term construction contracts is generally dependent upon agreed-upon contractual terms, which may include when services are provided. When billings occur subsequent to revenue recognition as a result of contingencies, the result is in unbilled revenue, which is included in contract assets. Additionally, the Company may receive advances or deposits from customers before revenue is recognized, resulting in deferred revenue, which is included in contract liabilities.

Retainage for which the Company has an unconditional right to payment that is only subject to the passage of time are classified as contracts receivable. Retainage subject to conditions other than the passage of time do not meet the definition of a receivable and are therefore included in contract assets and con-tract liabilities, as determined on a contract by contract basis.

Contract assets represent revenues recognized in excess of amounts paid or payable (contract receivables) to the Company on uncompleted contracts. Contract liabilities represent the Company's obligation to perform on uncompleted contracts with customers for which the Company has received payment or for which contract receivables are outstanding. The following table provides information about contract assets and contract liabilities from contracts with customers as of December 31, 2021 and 2020:

	2021	2020
Revenue recognized in excess of amounts paid or payable (contract receivables) to the Company on uncompleted contracts (contract asset), excluding retainage	$ 85,261	$ -
Retainage included in contract assets due to being conditional on something other than solely passage of time	-	-
Total contract assets	$ 85,261	$ -
Payments received or receivable (contract receivables) in excess of revenue recognized on uncompleted contracts (contract liability), excluding retainage	$ -	$ -
Retainage included in contract liabilities due to being conditional on something other than solely passage of time	-	-
Total contract liabilities	$ -	$ -

Transaction Price Allocated to the Remaining Performance Obligations

As of December 31, 2021, the Company had approximately $2,804,073 of estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially satisfied). See Note 9 Backlog, for further discussion.

Warranties

Contracts generally include assurance-type warranties that the Company's performance is free from material defect and consistent with the specifications of the contracts, which do not give rise to a separate performance obligation. Historically, the Company has not experienced significant warranty costs.

Disaggregation of Revenue

The following table presents the Company's revenues disaggregated by type of service of such revenue recognized during the periods ended December 31, 2021 and 2020:

	2021	2020
Demo and Earthwork	$ 42,000	$ -
Sheeting and Shoring	69,000	-
Concrete	14,522	-
Bonding	42,964	-
General Conditions	40,406	-
	$ 208,892	$ -

The Company has determined that the nature, amount, timing and uncertainty of revenue and cash flows are affected by the Company's line of business that provided the service.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or circumstances indicate that the carrying value of such assets may not be fully recoverable. Impairment is present when the sum of undiscounted estimated future cash flows expected to result from use of the assets is less than carrying value. If impairment is present, the carrying value of the impaired asset is reduced to its fair value. Fair value is determined based on discounted cash flows or appraised values, depending on the nature of the assets. During the year ended December 31, 2021, there was no impairment losses recognized for long-lived assets.

Advertising Costs

Advertising costs are expensed as incurred. Total advertising costs for the periods ended December 31, 2021 and 2020 were $13,720 and $0, respectively.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying financial statements.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact the adoption of ASU 2016-02 will have on the Company's financial statements.

In August 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement", which changes the fair value measurement disclosure requirements of ASC 820. This update is effective for fiscal years beginning after December 15, 2019, and for interim periods within those fiscal years. The Company adopted this standard effective at its inception date.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment ("ASU 2017-04"). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company's financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract ("ASU 2018-15"). ASU 2018-15 requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to defer and recognize as an asset. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The Company adopted this standard effective at its inception date.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company's financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the Company's financial statements. As the new accounting pronouncements become effective, the Company will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $392,263 and $31 for the periods ended December 31, 2021 and 2020, respectively, and has incurred negative cash flows from operating activities for the periods ended December 31, 2021 and 2020. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: CONTRACTS RECEIVABLE

Contracts receivable consisted of the following at December 31, 2021 and 2020:

	2021	2020
Contracts receivable:		
Completed contracts	$ -	$ -
Contracts in progress	113,923	-
	113,923	-
Retainage receivable	9,708	-
	123,631	-
Less allowance for doubtful accounts	-	-
	$ 123,631	$ -

NOTE 5: REVENUE RECOGNIZED AND COSTS INCURRED ON UNCOMPLETED CONTRACTS

The following is a summary of contracts in progress at December 31, 2021 and 2020:

	2021	2020
Costs incurred on uncompleted contracts	$ 188,208	$ -
Estimated gross profit	20,684	-
Contract revenue earned on uncompleted contracts	208,892	-
Billings to date (including conditional retainage)	123,631	-
Less conditional retainage	-	-
Billings to date (excluding conditional retainage)	123,631	-
	$ 85,261	$ -

These amounts are included in the accompanying balance sheets under the following at December 31, 2021 and 2020:

	2021	2020
Contract assets	$ 85,261	$ -
Contract liabilities	-	-
Accrued loss uncompleted contracts	-	-
	$ 85,261	$ -

NOTE 6: OPERATING LEASES

The Company leases its facility under a noncancelable lease classified as an operating lease. During the year ended December 31, 2021, the Company recorded rent expense of $14,507. The lease expires in May 2023 and future minimum payments for 2022 are $17,071 and 2023 are $7,186.

NOTE 7: MEMBERS' EQUITY

Capital Structure

The Company has authorized Class A members and a Platform USA Manager LLC member, which will hold 90% of the Company's membership interests.

Membership Interest Issuances

During 2021, the Company received subscriptions for $590,000 of Class A membership interests and had a subscription receivable of $252,500 as of December 31, 2021 related to such.

Subsequent to year end, the Company collected $122,500 of this subscription receivable, this amount is classified as a current asset on the balance sheet. The remaining $130,000 of this subscription receivable was not received prior to the date the financial statements were available to be issued and is classified as a contra account to members' equity on the balance sheet. See Note 10.

During 2020, the Company received subscriptions for $325,000 of Class A membership interests and had a subscription receivable of $305,000 as of December 31, 2020 related to such. The $305,000 subscription receivable was collected during 2021.

NOTE 8: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

The Company is subject to various claims and legal proceeding covering a wide range of matters that arise in the ordinary course of its business activities. Management believes that any liability that may ultimately result from the resolution of these matters will not have a material effect on the financial condition or results of operations of the Company.

The Company has one major customer that accounted for 100% of contract revenue during the year ended December 31, 2021 and 100% of the contracts receivable and contract assets as of December 31, 2021.

NOTE 9: BACKLOG

The following schedule shows a reconciliation of backlog representing the amount of revenue the Company expects to realize from work to be performed on uncompleted contracts in progress at December 31, 2021, and from contractual agreements in effect at December 31, 2021, on which work has not yet begun.

Contract revenues on uncompleted contracts at December 31, 2020	$ -
Contract adjustments	-
Contract revenues for new contracts, 2021	3,012,964
	3,012,964
Contract revenues recognized, 2021	208,892
Backlog at December 31, 2021	$ 2,804,072

NOTE 10: SUBSEQUENT EVENTS

<u>Collection of Subscription Receivable</u>

Subsequent to year end, the Company collected $122,500 of the subscription receivable.

<u>Regulation CF Offering Agreement</u>

During November 2021, the Company entered into a Regulation Crowdfunding offering agreement with NSSC Funding Portal, LLC ("NSSC") which entitles NSSC to a commission of 5% of the gross proceed for the first $1 million raised, plus 4% of the gross proceeds for the second $1 million raised, plus 3% of gross proceeds for anything raised above $2 million as part of a successful offering, as defined in the agreement.

Management's Evaluation

Management has evaluated subsequent events through January 24, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.



EXHIBIT G: BACKGROUND CHECKS



1. Name of covered person: Platform USA LLC
2. Date: February 8, 2022

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that Platform USA LLC is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅



SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✓
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✓
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✓
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✓
Other Information: Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✓

Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com



crowdcheck badactorreport

1. Name of covered person: Platform USA Manager LLC
2. Date: February 8, 2022

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that Platform USA Manager LLC is likely: **Not disqualified**	✓
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✓
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✓
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✓
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✓

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com



SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com



1. Name of covered person: Adrian Washington
2. Date: February 8, 2022

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that Adrian Washington is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com



1. Name of covered person: Alexis Shewchuk
2. Date: February 8, 2022

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that Alexis Shewchuk is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com



SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com



SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com